Manually Signed

02040791

As filed with the Securities and Exchange Commission on July 1, 2002
Commission File Number 24-4424

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT 9 TO
FORM 1-A
REGULATION A OFFERING STATEMENT
Under
The Securities Act of 1933

PRIVATE INVESTOR RESERVES CORPORATION

Esparante Building
222 Lakeview Avenue 18th Floor #3
West Palm Beach, FL 33401
(561) 802-4167
(Corporate Office)

James A. Brown
c/o Morris C. Brown
Greenberg Traurig
777 South Flagler Drive
Third Floor East
West Palm Beach, FL 33401

Delaware	6141	52-2187066
(State or other jurisdictions of incorporation or organization	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number

---

Approximate date of commencement of proposed sale to public: As soon as practicable after the Regulation A Offering Statement becomes effective.

PART I - NOTIFICATION

Item 1. Significant Parties

(a) Directors -

Carson H. Powers
Residential Address:
35 Beeholm Road
Redding, CT 06896

Business Address:
Same

David M. Jennings
Residential Address:
220 Australian Ave.
Palm Beach FL 33480

Business Address:
Same

Christopher C. Flaesch
Residential Address:
7841 Oracle Place
Potomac, MD 20854

Business Address:
Same

(b) Officers -

David M. Jennings
Residential Address:
220 Australian Ave.
Palm Beach FL 33480

Business Address:
Same

Carson H. Powers
Residential Address:
35 Beeholm Road
Redding, CT 06896

Business Address:
Same

James A. Brown
Residential Address:
6162 Via Venetia North
Delray Beach, FL 33484-6438

Business Address:
Same

(c) – General partners
Not Applicable

(d) Record owners of 5 percent or more of any class of the issuer's equity securities:

Carson H. Powers
Residential Address:
35 Beeholm Road
Redding, CT 06896

Business Address:
Same

South Ocean LLC
Business Address:
220 Australian Ave.
Palm Beach FL 33480

Jeanne F. Jennings
Residential Address:
2330 South Ocean Blvd.
Palm Beach FL 33480

Business Address:
Same

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities:

Carson H. Powers
Residential Address:
35 Beeholm Road
Redding, CT 06896

Business Address:
Same

David M. Jennings
Residential Address:
220 Australian Ave.
Palm Beach FL 33480

Business Address:
Same

(f) Promoters –

Carson H. Powers
Residential Address:
35 Beeholm Road
Redding, CT 06896

Business Address:
Same

David M. Jennings
Residential Address:
220 Australian Ave.
Palm Beach FL 33480

Business Address:
Same

(g) Affiliates of the Issuer -

South Ocean LLC
220 Australian Ave.
Palm Beach, FL 33480

Private Investor Reserves, LLC
35 Beeholm Road
Redding, CT 06896

(h) Counsel to the Issuer with respect to the proposed offering
Jody M. Walker
Attorney At Law
7841 South Garfield Way
Littleton, CO 80122
Telephone: (303) 850-7637
Facsimile: (303) 220-9902

(i) Name and address of each underwriter
Not Applicable

(j) Underwriter's directors
Not Applicable

(k) Underwriter's officers
Not Applicable

(l) Underwriter's general partners
Not Applicable

(m) Counsel to the underwriter
Not Applicable

Item 2. Application of Rule 262

(a) None of the individuals or entities identified pursuant to Item 1 are subject to any disability described in Rule 262.

(b) Not Applicable

Item 3. Affiliate Sales.

The issuer has not had a net income from operations, of the character in which the issuer intends to engage, for at least one of the last two fiscal years.

Item 4. Jurisdictions in which Securities are to be offered

(a) Not applicable

(b) The securities are to be offered by Private Investors Reserve Corp.

PIRC shall register and offer its securities in any and all of the fifty states unless prohibited by state or local law. We will initially register and offer these securities in the state of Florida, Massachusetts, New York, New Jersey and Illinois.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a)

Name	Title and Amount	Aggregate Offering Price
Jeanne F. Jennings	Warrants to purchase 69,824 common shares at $1.875 per common shares	$50.00
	Convertible 12% Promissory Notes	$209,471*

*These promissory notes were subsequently converted (in June 2001) into 929,868 common shares

James River	Convertible 6% Note	$154,500

The note is $154,500 senior, and is secured by the assets of PIRC. The note is convertible, at a conversion price of $.25 per share. The note bears interest at 6%, and is due on October 1, 2002.

(b) Not applicable

(c) These securities were issued to sophisticated investors pursuant to an exemption under Section 4(2) of the Securities Act of 1933.

Item 6. Other Present or Proposed Offerings

None

Item 7. Marketing Arrangements

(a) Not Applicable

Item 8. Relationship with Issuer of Experts Named in Offering Statement

(a) Not Applicable

Item 9. Use of a Solicitation of Interest Document

No publication authorized by Rule 254 has been used prior to the filing of this notification.

PART II
OFFERING CIRCULAR

Private Investor Reserves Corp.
(A Delaware corporation)

Minimum Offering Amount - $250,000 or 50,000 Common Shares
Maximum Offering Amount - $5,000,000 or 1,000,000 Common Shares
at the purchase price of $5.00 per Common Share

There is a minimum investment of $5,000 for 1,000 common shares.

PIRC will function as a financial services company marketing loans to owners of mutual fund shares. We will market these loans on behalf of Presidential Bank, an FDIC insured institution, who offers and funds the loans. Our targeted client typically will not have a broker margin account. These holders of mutual fund shares who do not have a margin account represent 96% of all mutual fund investors. We will provide an automated transaction platform, which allows the average, middle net-worth investor to borrow, using their mutual fund shares as collateral, and avoiding redemption for cash needs. We will provide these services through our patent pending LoanBuilder™ product via MutuaLoan.com™ for consumers and MutuaLoan.biz for professional loan representatives. The LoanBuilder™ platform will also be made available to other financial institutions who wish to loan money collaterized by individual investors' mutual fund shares. PIRC will process the applications on behalf of these financial institutions. Once the loans are funded by the financial institution, PIRC will service these loans.

We are in the initial stages of development and have not yet begun commercial operations.

No public market currently exists for our common shares.

The offering shall commence upon qualification of this offering statement.

An investment in our securities involves high risk. Consider carefully the risk factors beginning on page 13 in the offering circular.

Offering Price[(1)]		
Minimum offering	$5.00	$ 250,000
Maximum offering	$5.00	$5,000,000
Commission		
Minimum offering	$ .50	$ 25,000
Maximum offering	$ .50	$ 500,000
Proceeds to PIRC[(2)]		
Minimum offering[(3)]	$ 4.50	$ 225,000
Maximum offering	$ 4.50	$4,500,000

[(1)]Our employees, officers, and directors are offering the common shares on a self-underwritten offering on a minimum-maximum basis.

[2]If the offering is conducted through a National Association of Securities Dealers, Inc. member firm, standard NASD commissions will be paid.

[3]The minimum proceeds of $250,000 will be deposited in an escrow at Presidential Bank, Bethesda, MD. If the minimum $250,000 offering amount is not deposited by June 30, 2003, the proceeds will be returned promptly to the subscribers with interest and without deduction.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or offered selling literature. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered hereunder are exempt from registration.

Limited State Registration We will initially offer these securities in the states of Florida, Georgia, Massachusetts, New York, New Jersey and Illinois. Purchasers in this offering and in any subsequent trading market must be residents of these states. We may offer the securities in additional states, yet to be determined.

TABLE OF CONTENTS

SUMMARY

The following summary contains basic information about this offering. It likely does not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire document and the documents we have referred you to.

Corporate History

Private Investor Reserves Corp. was incorporated on August 4, 1999 as a Delaware Corporation.

PIRC's principal executive offices are located at 222 Lakeview Avenue, 18th Floor, #3, West Palm Beach, FL 33401. Our telephone number is 561-802-4167. -The offices are 1200 square feet and are leased from David Jennings, an officer and a director, commencing January 1, 2002 for one year with 2 one-year options at 8% annual base rent increase. The lease amount is an annual rent of $31,200 or $2,600 per month.

Operations

PIRC will function as a financial services company, marketing loans to owners of mutual fund shares. We will market these loans on behalf of Presidential Bank, an FDIC insured institution, who offers and funds the loans. Our targeted client typically will not have a broker margin account. These owners represent 96% of all mutual fund investors. We will provide an automated transaction platform, which allows the average, middle net-worth investor to borrow, using their mutual fund shares as collateral, and avoiding redemption for cash needs.

We will provide these services through our patent pending LoanBuilder™ platform via MutuaLoan.com™ for consumers and MutuaLoan.biz for professional loan representatives. The LoanBuilder™ platform will also be made available to other financial institutions who wish to loan money collaterized by individual investors' mutual fund shares. PIRC will process the applications on behalf of these financial institutions. Once the loans are funded by the financial institution, PIRC will service these loans.

We will deliver a simple, efficient and automated web-based method to enable consumers to borrow against their mutual fund shares. Both the interest rates and the advance ratios are determined by the quality of the collateral offered. Unlike a broker-dealer margin account, PIRC will assist the consumer in obtaining a loan through an FDIC bank for up to 90% of the value of the collateral. The consumer, or a MutuaLoan intermediary representative, can design a custom loan, receive instant approval, and have the loan funded within days.

Outstanding Common Shares

There are presently outstanding 4,183,868 common shares and no Series A convertible preferred shares. PIRC has warrants outstanding to purchase an additional 69,824 common shares at $1.875 per common shares. An additional 1,000,000 common shares could be outstanding upon completion of this offering if all of the common shares are sold.

The Offering

PIRC is offering for sale a minimum of 50,000 common shares and up to 1,000,000 common shares at the purchase price of $5.00 per common share for an aggregate-offering amount of $5,000,000. There is a minimum purchase of 1,000 common shares or $5,000 and a minimum-offering amount of $250,000.

Officers and directors will not be permitted to purchase common shares in order to reach the minimum offering amount.

Arbitrary Determination Of Offering Price

We arbitrarily determined the aggregate offering price and number of the common shares based on our financial needs.

Plan of Distribution

The offering of the common shares will be made on a self-underwritten basis by our officers, directors, and employees. No officer or director will receive commission or other offering remuneration. The officers and directors who will participate in the selling efforts are David Jennings, Carson Powers and James Brown. These officers and directors will be relying on the safe harbor in Rule 3a4-1 of the Securities Exchange Act of 1934 to sell our securities.

There is a minimum offering amount of $250,000 and an escrow account for same. After the break of escrow, any and all offering proceeds will be deposited directly into the operating account of PIRC.

There is no public market for our securities. Your purchase of the common shares should be considered speculative and your purchase should be made only for long-term investment.

Use of Proceeds We will use the net proceeds of the offering for:

Advertising	$ 1,150,000
Marketing	450,000
Salary and Benefits	564,000
Accounts Payable	331,714
Capital Expenditures	138,293
Legal Fees	100,000
Working Capital	1,665,993
Net Proceeds	$ 4,400,000

We will use the net proceeds of the maximum offering over the next twelve months.

Access to Information We will afford prospective investors the opportunity to ask questions concerning the terms of this offering. We will also provide any additional information that we have in our possession or which we can acquire without unreasonable effort or expense that is necessary to verify the accuracy of any information set forth in this offering circular and its exhibits.

RISK FACTORS

(1) We do not meet the requirements for our stock to be quoted on NASDAQ and the tradability in our stock will be limited under the penny stock regulation.

We are currently subject to the requirements of the penny stock rules. If the trading price of our common stock is less than $5.00 per share, trading in the common stock would be subject to the requirements of Rule 15g-9 under the Exchange Act. Under this rule, broker/dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements. The broker/dealer must make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction.

SEC regulations also require additional disclosure in connection with any trades involving a penny stock, including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks. Such requirements severely limit the liquidity of the common stock in the secondary market because few broker or dealers are likely to undertake such compliance activities. Generally, the term penny stock refers to a stock with a market price of less than $5.00 per share.

(2) If our common has no active trading market, you may not be able to sell your common shares at all.

Our common shares will not have an active trading market. We cannot assure you a trading market will ever develop. If no market develops, you may not be able to sell your common shares easily, if at all.

(3) We have no operating history and need to develop recurring revenue to successfully continue operations.

As of March 31, 2002, we had an accumulated deficit of $(1,909,707) and no revenue. To date, we have not generated any significant revenue. We are a development stage company and need the proceeds of this offering to begin full scale commercial operations and to generate significant revenue.

We are a development company and must:

- implement and successfully execute our business strategy;
- maintain technology necessary to support operations;
- utilize our Web site to support our customers;
- provide superior customer service;
- respond to competitive development;
- attract, retain and motivate qualified personnel; and
- meet the expectations of our strategic partners.

We cannot assure you that we will be successful in addressing such risks, and our failure to do so could have a material negative effect our business, prospects, financial condition and results of operations.

(4) As of the March 31, 2002, we have cash or current assets or only $18,072. Without the proceeds of this offering, we cannot conduct full-scale operations. You may lose your entire investment.

We do not have any cash or current assets with which to conduct full scale operations. Although we have received minimal revenues, we need the proceeds of this offering to promote our operations to generate significant revenues. We may never achieve profitable operations and you may lose your entire investment.

(5) Our auditors have expressed a going concern issue that notes our need for capital and/or revenues to survive as a business. You may lose your entire investment.

Our auditors have expressed reservations concerning our ability to continue as a going concern. We have not yet received any revenues from the sale of our licensed products and will continue to incur losses. You may lose your entire investment.

(6) We have a stockholders' deficit that will continue even after the minimum offering.

As of March 31, 2002, we had a stockholders' deficit of $(504,054). We will still have a stockholders' deficit after reaching the minimum offering amount. You may lose your entire investment.

(7) Our business is dependent upon our agreement with Presidential Bank to fund the loans. Termination of this agreement would severely limit our ability to offer our products.

Currently, we rely on Presidential Bank to offer and fund the loans we market on their behalf. Our agreement with Presidential Bank may be terminated with 90 days written notice. We may not be able to easily enter into agreements on similar terms with other financial institutions in order to replace Presidential Bank.

(8) Presidential Bank's ability to offer and fund loans on securities is governed by the Federal and state government and their policy committee. Any changes could indirectly affect our ability to offer our products and we may not be able to obtain profitable operations. You may lose your entire investment.

Any changes to Federal Regulations T, U or X may directly affect Presidential Bank's ability to offer and fund loans on securities and therefore, indirectly affect our ability to offer the current products. This may cause us to have to effect changes to our products in order to continue to offer them. - - - We may not be able to obtain profitable operations if we cannot adapt our product to federal regulations changes or obtain required state licenses. You may lose your entire investment.

PRIVATE INVESTOR RESERVES CORP.

PIRC will function as a financial services company, marketing loans on behalf of Presidential Bank who offers and funds the loans to owners of mutual fund shares who do not have a margin account. We will provide an automated transaction platform, which will allow the average investor to borrow against their mutual fund shares and avoid redemption for cash needs. We will provide these services through our patent pending LoanBuilder™ platform via MutuaLoan.com™ for consumers and MutuaLoan.biz™ for professional loan representatives. The LoanBuilder™ platform will also be made available to other financial institutions who wish to loan money collaterized by individual investors' mutual fund shares. PIRC will process the applications on behalf of these financial institutions. Once the loans are funded by the financial institution, PIRC will service these loans.

We will deliver a simple automated web-based method that enables consumers to borrow against their mutual fund shares from an FDIC bank. This method is a web site loan design template that allows the investor to input their multiple mutual fund shareholders and receive a quoted loan that varies, depending on the type and amount of mutual fund shares. Both the interest rates and the advance ratios are determined by the quality of the collateral offered. Unlike a broker-dealer margin account, PIRC will assist the consumer in obtaining a loan through an FDIC bank for up to 90% of the value of the collateral. The consumer, or a MutuaLoan representative, can design a custom loan - - - and have the loan funded within days.

Initially, we have entered into an arrangement with Presidential Bank of Bethesda, MD, a FDIC bank to provide the loan funding. We plan to establish multiple contractual relationships known as custody platforms with selected trust companies and banks, which hold the collateral in the consumer's name. PIRC is not required to obtain any state licenses in order to market loan products on behalf of Presidential Bank or any other federally chartered financial institution. To date, other than the agreement with Presidential Bank described below, we have not entered into any agreement or negotiations, preliminary or otherwise with other trust companies and banks. Having multiple relationships speeds the funding cycle for the consumer by allowing the pledged fund shares to be transferred as quickly as possible. The loan transaction is governed by a tri-party agreement that affords Presidential sole discretion with respect to the liquidation of the collateral.

- - -

Under the licensing and agency agreement entered into on December 17, 2001, Presidential will:

- make securities loans
- concurrently hold, as custodian, mutual fund shares, other securities and other assets, as collateral for these loans, and
- provide deposit accounts and other ancillary banking services.

Presidential will charge loan fees to the consumer of 1.0% of the first $25,000 of the loan principal amount and .50% of the principal amount in excess of $25,000.

Initially PIRC will receive revenue from Presidential Bank in the following two forms:

- Loan origination fees - estimated to represent 33% of our total revenues, and
- Payments by Presidential on a monthly basis of the spread (interest rate differential) between the prime rate, as published by the Wall Street Journal, and the rate the consumer pays - estimated to represent 67% of our total revenues.

Beyond the first year, we expect total loan origination fees will increase over time but will represent a diminishing percentage of overall revenue.

PIRC shall receive monthly payments from Presidential of the difference in percent per annum (if positive), between the average interest rate on Presidential's outstanding loan portfolio originated through PIRC's efforts and the prime interest rate, as published in the Wall Street Journal, determined under the terms of the respective notes. In additional, PIRC shall be entitled to an application process fee payable by Presidential equal to $175 for each loan funded by Presidential through the efforts of PIRC.

The agreement with Presidential can be terminated by either party upon ninety days' written notice.

In the future, we may choose to utilize, as a back-up information system, a highly scaleable investment accounting system designed specifically for the financial services industry and in use, in its original form, since 1987. This system have been integrated with our patent pending LoanBuilder™ module and other loan accounting features thereby giving us a wholly owned, proprietary, end-to-end system. This system, in turn, is integrated with our custody service and web site.

Customer service has been outsourced to Systems & Services Technologies, Inc. of St. Joseph, MO. SST is a 800 operator call center, exclusively focused on the financial service industry. PIRC will pay SST $.85 per minute of telephone support time. SST shall further assess a supplemental fee for support services related to miscellaneous inquires based on an hourly rate of $25. Additionally PIRC shall reimburse SST for all out-of-pocket expenses. The term of the agreement shall for one year commencing January 1, 2002. The agreement may be terminated by either party with 60 days written notice.

PIRC plans to market and service loans funded by Presidential Bank and other federally chartered financial institutions in four distinct ways:

- Directly at the point of a redemption request with the individual mutual fund families via a confidential and proprietary marketing strategy. This is our most heavily aggregated channel of potential customers.

- PIRC will provide a web-based solution for credit unions, mortgage wholesalers, community banks, small broker/dealers, mutual funds, corporate benefits suppliers and affinity groups. We can employ our LoanBuilder™ module as a co-branded or private label web page on other financial service Web sites.

- Direct marketing to well established professional intermediary channels such as financial planners, mortgage brokers and insurance agents. The transaction and servicing will be provided via www.mutualoan.biz. This business-to-business portal will supply over the Internet, in a very cost efficient manner, everything that a MutuaLoan™ representatives will need to conduct business. This includes custom loan proposals with graphics, lead lists, account tracking, commission tracking and customizable advertising slicks.

- Directly to consumers who can book a loan via our inbound 800 direct response call center or at our consumer web site **www.mutualoan.com.** This web site can be offered on over 7,000 Internet financial related sites either through a direct link or by aggregating co-branded web pages **from our LoanBuilder™ section** on our servers for those web sites.

Market Information and Research By utilizing their mutual funds as collateral, investors will be able to meet significant cash needs without redeeming investments, and to self-direct the loan structure through a patent pending consumer interface. The consumer obtains the cash and avoids paying capital gains taxes. The mutual fund families avoid immediate redemption as well as the possible loss of a customer.

PIRC was founded in 1999 after conducting proprietary research confirming product and marketing concepts with a sample of 1,000 consumers and financial advisers and after extensive discussions and research with potential systems suppliers, bankers, mutual fund companies and distributors.

" The Investment Company Institute (ICI), the mutual fund industry's trade association, reports in its Mutual Fund Fact Book – 2001 that an estimated 87.9 million individuals in 50.6 U.S. households (almost half of U.S.) held $5.5 trillion in mutual fund assets (excluding fiduciary held assets). PIRC is targeting the top half of the mutual fund owning households – 25 million – those holding more than the median: assets of $25,000 and over and in 4 or more funds. (Fact Book, Pages 47-48)

ICI research further finds that: 80% of these households are within the prime consuming segment (25-64 years old); 68% used the Internet (April '99-March '00); Internet on-line shareholders had considerably higher mutual fund assets ($40,000 median versus $25,000 median for all mutual fund-owning households); 18% of these on-line households (in same period) bought or redeemed with on-line transactions; 65% of mutual fund holdings are outside retirement programs (i.e., 401(k), IRAs). (Fact Book, Page 52).

- - -

The year 2000 saw a greater shift by mutual fund investors from long-term mutual funds to money market funds. Since PIRC is targeting the upper half of the total market, we project our target market to have cash needs of at least $170 billion in this current year.

PIRC believes it is reasonable to assume that the use of margin accounts at brokerage firms is still less than 4% of U.S. households.

The PIRC conclusion is that mutual funds, which are diversified investments and mostly have lower volatility than individual stocks and bonds and which are often held outside of retirement plans, are the largest untapped and unleveraged asset class for middle net-worth individuals.

PIRC's proprietary market research conducted by Carson Powers, one of our founders, in 1997, with 740 nationwide individual investors and 260 financial advisors for a total respondent base of over 1,000, confirms significant interest in the product among individuals and intermediaries.

Marketing Channels and Strategy

To build our account base in an efficient manner, we will utilize the majority of our initial marketing budget to penetrate the professional intermediary channels and mutual fund families in addition to offering our service as a private label solution for existing industry segments such as credit unions, community banks and broker/dealers.

These channels have aggregated potential customers for us that will allow us to avoid the high cost of establishing a new financial service product directly with consumers. Our application process is extremely simple and requires minimal training for intermediaries to use. Our interest rates are considerably below credit cards and are competitive with home equity lines.

These accounts will be delivered from the three aforementioned avenues as follows:

Professional Intermediaries via MutuaLoan.biz

1. PIRC management estimates there are approximately 60,000 Independent Financial Advisors nationwide, each with an average of 200 clients.

2. Independent Mortgage Brokers/Bankers - The NAMB and MBA report 12,000 members; National Association of Mortgage Brokers and Mortgage Bankers Association speculates that non-members may bring the total to over 40,000. Heavy concentration is reported (80% in 17 states). MutuaLoan enables home-buyers to finance 20% down payment and mortgage brokers to deliver 100% financing to compete with finance companies such as GMAC.

3. The National Underwriter, the leading trade publication for insurance agents, estimates that there is a total base of 35,000 Insurance Agents nationwide, with similar state specific demographics as mortgage brokers.

Consumer Direct

There exists readily identifiable and targeted sources of mutual fund owners that includes financial publications, web sites, affinity groups, opt-in email lists, etc., but the response rate could vary greatly for a new product with no seasoning. Additionally, it is especially difficult to predict what response rate the Internet exposure will generate. Consequently, consumer direct will constitute no more than 10%, consisting of mostly testing, of our first year marketing budget.

Mutual Fund Families

PIRC has developed a confidential and proprietary marketing strategy to place the borrowing decision directly at the point of redemption. Our loan service will be offered to mutual fund owners at the point that they inquire about redeeming their fund shares. This distribution channel is projected to take longer than other areas to develop.

Based on in-house research, PIRC estimates that a mutual fund company with $1billion in assets, outside retirement plans, would have 100,000 accounts; half of those accounts would be PIRC's target market. Applying the average annual redemption rate of 18% for cash needs over the last decade produces a potential redeemer group of 9,000 – all of which are potential borrowers.

Private Label Outsource Solution

We are not relying on any projected loans from this channel in the first year. We are finalizing our first contractual relationship with two suppliers of financial services to over 7,000 credit unions nationwide.

Web Site Functionality and Patent

"METHOD AND APPARATUS TO INCLUDE SELF-DIRECTED & CUSTOMIZED INVESTOR BORROWING ON SECURITIES INCLUDING STOCKS, BONDS, AND MUTUAL FUNDS" (Jennings et al. Reference # 29766.010300) Greenberg Traurig PA.

The application was duly filed on August 24, 2000 as a utility patent application. An Official Filing Receipt mailed by the PTO on March 20, 2001 indicates the patent application is complete and has been assigned to Group Art Unit 2100, Class 705 for examination. As of the date of this offering circular, we have had no communications with the U.S. Patent Office. No further substantive communication from the U.S. Patent Office is expected for several more months

MutuaLoan.com ™ and MutuaLoan.biz. The web sites developed by PIRC for both consumer and professional intermediary will employ a consumer interface based on the above patent abstract filed for a provisional patent in August 1999 and for a full patent filing in August 2000. Currently there are is no update to the patents approval status. - - -

The consumer is encouraged to enter all mutual funds currently owned. Once entered, MutuaLoan's LoanBuilder module combines a live volatility data feed with PIRC-developed algorithms to produce a risk analysis and resulting collateral ratios for each listed security. This method performs computations on each of the mutual funds offered as collateral for the loan that compare the historical statistical volatility and current pricing of the fund shares with specific market conditions then combines these specific computations to arrive at the loan terms that PIRC may market to the consumer. Moreover these separate collateral ratios are blended to automatically generate a blended rate and offer different loan options which utilize varying combinations of the consumers listed assets. These loan options can vary in the following ways:

- Ratio of loan to collateral value
- Type of collateral utilized
- Varying amounts of collateral utilized in varying combinations
- Interest rate
- Loan terms

The consumer is also encouraged to manually design their own loan product by mixing and matching different combinations of securities and/or structuring their loan terms and letting the proprietary LoanBuilder module pick the most efficient blend of collateral.

License Agreement. During September 1999, PIRC entered into a license agreement with Private Investor Reserves, LLC, an affiliated entity. The agreement grants PIRC an exclusive worldwide license to use Private Investor Reserves, LLC's technology contemplated in its patent related to certain loans secured by mutual funds or other securities, restricted to non-banking entities, non broker-dealers and to individual consumers. As contemplated in the business method patent, we subsequently combined a live pricing fee with PIRC developed algorithms to produce a risk analysis and resulting loan advance ratio for each listed security. These separate advance ratios are then blended to generate a basket of different loan options that utilize varying combinations of the consumers listed assets to offering the consumer varying scenarios.

PIRC has agreed to pay all future costs related to the development of the technology. These future costs are estimated to be

- $100,000 for an outside vendor to develop a risk volatility software module and
- $50,000 for additional legal work for expansion of the pending method patent.

The royalty for the use of the technology is $5.00 per loan during the year of origination and $1.50 for each subsequent year the loan is outstanding. These amounts are subject to increases based on increases in the Consumer Price Index. The royalty is subject to a minimum of $25,000 during the second year, $50,000 during the third year and $100,000 for each subsequent year. On April 8, 2002, Private Investor Reserves, LLC forgave the minimum royalties for year 2001 and deferred the right to further minimum payments until August 1, 2003. The amount due will be a minimum of $75,000 or whatever greater amount is earned. The $25,000 minimum royalty obligation incurred in year 2000 was deferred. The $25,000 minimum royalty payment will be due when PIRC has generated 5,000 loan originations or on August 1, 2003, whichever occurs first. If the minimum royalties are not paid, PIRC will lose its license exclusivity, but not the use of the technology.

The term of the agreement is for five years with PIRC having the right to renew for an additional five years with a $100,000 minimum royalty per year and for an additional seven years after the expiration of the initial renewal term with a $200,000 minimum royalty per year.

Employees. PIRC currently has four employees. At funding, PIRC will have nine full-time and no part time employees. We will employ additional qualified individuals as required. With the major portions of our back office account processing and customer service effectively outsourced we project a maximum staff of 30 full time employees primarily focused on corporate operations and sales & marketing.

Properties. PIRC's principal executive offices are located at 222 Lakeview Avenue, 18th Floor, #3, West Palm Beach, FL 33401. Our telephone number is 561-802-4167. The offices are 1200 square feet and are leased from David Jennings, an officer and director for one year commencing on January 1, 2002 with 2 one-year options at 8% annual base rent increase. The lease amount is an annual rent of $31,200 or $2,600 per month.

Governmental Regulation. Except for the usual employment and workplace requirements, PIRC is not subject to Federal, state or local laws and regulations with respect to its current or proposed activities. - - - We are not required to have any state licenses in order to operate. PIRC does not provide the funds for consumer loans. These funds are provided by Presidential Bank and may be provided in the future by other federally chartered institutions.

Currently, Regulation U applies only to the operation of Presidential Bank and not PIRC. Regulation U regulates credit by banks and persons other than brokers or dealers who are extending credit that is secured, directly or indirectly, by margin stock. Any time a loan is made in an amount that exceeds $100,000 in which a margin stock serves a collateral, the bank or lender must have the customer execute a purpose statement regardless of the use of the loan. The margin requirements imposed by the regulation apply to a loan of any size if the loan is both secured by margin stock and is for the purpose of purchasing or carrying margin stock. Margin stock includes:

- any equity security listed or having unlisted trading privileges on a national securities exchange,
- any debt security convertible into such a security,
- most mutual funds and
- any OTC security trading in the national market system or included on the Federal Reserve Board's List of Marginable OTC Stocks.

Regulation U only governs purposes loans. The Federal Reserve Board has interpreted this so that the original purpose of a loan is controlling. In other words, if a loan originally is not for the purpose of purchasing or carrying margin stock, subsequent changes will likely not alter its exempted character. PIRC will market loans whose proceeds can be used for purposes designated by the borrower, with the exception of using the proceeds of the loans for the purpose of purchasing or carrying margin stock. PIRC is not prohibited from marketing these non-purpose loans to customers using mutual funds as collateral, provided that PIRC obtains from the customer a written statement that it is not purpose credit.

Seasonal Nature of Business Activities. PIRC operations are not seasonal.

Competition. There is significant competition in the financial services industry, although these competitors operate mostly in the retail sector. There are no significant barriers to entry into the financial services industry. PIRC will compete with established companies and other entities. Almost all of the companies with which PIRC will compete are substantially larger, have more substantial histories, backgrounds, experience and records of successful operations, greater financial, technical, marketing and other resources, more employees and more extensive facilities than PIRC now has, or will in the foreseeable future. It is also likely that other competitors will emerge in the near future. There is no assurance that PIRC will compete successfully with other established financial services companies. PIRC shall compete on the basis of quality and price. Inability to compete successfully might result in increased costs, reduced yields and additional risks to the investors herein. Management knows of no current competitors that specialize in marketing loans collateralized by mutual funds.

SOURCES AND USE OF PROCEEDS

In order for PIRC to successfully complete its development plans, additional operating capital investment of at least $200,000 will be required. PIRC will primarily use the money to cover working capital for the business. The table below represents how the funds will be utilized in a one-year period.

Minimum offering amount		$ 250,000
Offering Expenses		25,000
Commissions		25,000
Net offering proceeds		$ 200,000
Marketing & Sales	126,000	
Salary and Benefits	50,000	
Working Capital	24,000	
Net offering proceeds		$ 200,000

The officers will not receive any amounts under the salary and benefits. These amounts intended for our web master, and other support personnel.

None of the proceeds will be used to pay the minimum royalty amounts due August 1, 2003.

We will not use any of the proceeds to make loans to officers, directors and affiliates.

Assuming we raise more than the minimum but less the maximum, the use of proceeds will be as follows:

	$1,500,000 raised	$3,000,000 raised
Offering Expenses	$ 50,000	$ 50,000
Commissions	150,000	300,000
Net Offering Proceeds	$1,300,000	$2,650,000
Legal Fees	100,000	100,000
Marketing & Sales	200,000	825,000
Salary and Benefits	564,000	564,000
Accounts Payable	100,714	331,714
Capital Expenditures	117,593	138,293
Working Capital	217,693	690,993
Net Offering Proceeds	$1,300,000	$2,650,000

Maximum offering amount	$ 5,000,000
Offering Expense	100,000
Commissions	500,000
Net Offering Proceeds	$ 4,400,000
Advertising	1,150,000
Marketing & Sales	450,000
Salary and Benefits	564,000
Accounts payable	331,714
Capital Expenditures	138,293
Legal Fees	100,000
Working Capital	1,665,993
	$4,400,000

The increase in offering expenses from the minimum offering amount to maximum offering amount relates to the anticipated increase in sales related costs. These include but are not limited to travel, telephone, postage and printing.

All salary and benefits amounts will be paid to current employees and officers including Mr. Edelstein ($150,000), Mr. Powers ($150,000) and Mr. Brown ($125,000) based on the terms of their current employment agreements.

Any commission amounts not paid will be utilized for general working capital purposes.

DILUTION

Assuming completion of minimum offering and assuming an offering price of $5.00 per share, there will be a total of 4,233,868 common shares outstanding. The following table illustrates the per common share dilution as of March 31, 2002 which may be experienced by investors upon reaching the total offering amount.

Offering price		$ 5.00
Net tangible book value per common share before offering	$ (.12)	
Increase per common share attributable to investors	$ .05	
Pro forma net tangible book value per common share after offering		(.07)
Dilution to investors		$5.07
Dilution as a percent of offering price	100%	

Assuming we raise $1,500,000 or $3,000,000 respectively and assuming an offering price of $5.00 per share, there will be a total of 4,483,868 or 4,783,868 common shares outstanding. The following table illustrates the per common share dilution as of March 31, 2002 that may be experienced by investors upon reaching these amounts

	Assuming $1,500,000		Assuming $3,000,000	
Offering price		$ 5.00		$5.00
Net tangible book value per common share before offering	$ (.12)		$ (.12)	
Increase per common share attributable to investors	$ .30		$ .57	
Pro forma net tangible book value per common share after offering		.18		.45
Dilution to investors		$4.82		$4.55
Dilution as a percent of offering price	96%		91%	

Assuming completion of maximum offering and assuming an offering price of $5.00 per share, there will be a total of 5,183,868 common shares outstanding. The following table illustrates the per common share dilution as of March 31, 2002 that may be experienced by investors upon reaching the total offering amount.

Offering price		$ 5.00
Net tangible book value per common share before offering(1)	$ (.12)	
Increase per common share attributable to investors	$ .88	
Pro forma net tangible book value per common share after offering		.76
Dilution to investors		$4.24
Dilution as a percent of offering price	85%	

(1)Based on 4,183,868 common shares outstanding as of March 31, 2002 and total stockholder's equity of $(504,054).

Further Dilution. PIRC may issue additional restricted common shares pursuant to private business transactions. Any sales under Rule 144 after the applicable holding period may have a depressive effect upon the market price of PIRC common shares and investors in this offering upon conversion.

DIVIDEND POLICY

The payment by PIRC of dividends, if any, rests within the discretion of our board of directors. The board of directors has postured PIRC for long-term growth and plans to reinvest any retained earnings into the growth of PIRC. For this reason, the board of directors does not contemplate or anticipate any dividends upon our securities to be paid in the foreseeable future.

SALE OF SHARES PURSUANT TO RULE 144

There are presently outstanding 4,183,868 common shares, no Series A preferred shares and warrants to purchase an additional 69,824 common shares. As a result, up to 5,183,868 common shares may be outstanding upon completion of the maximum offering assuming no warrants have been exercised. In the future, common shares may be issued in private business transactions and through a public offering. Unless registered with the Securities and Exchange Commission, all of the currently outstanding common shares and any additional common shares issued in private business transactions will be "restricted securities" and may be sold in the United States in compliance with Rule 144 adopted under the Securities Act of 1933, as amended. Rule 144 provides, in essence, that a person who has held restricted securities for a period of one year may sell every three months in a brokerage transaction, or with a market maker, an amount equal to the greater of 1% of PIRC,' outstanding shares or the average weekly trading volume, if any, of the shares during the four calendar weeks preceding the sale.

MARKET FOR COMMON SHARES AND RELATED STOCKHOLDER MATTERS

Prior to this offering, we have had no market for our common stock. Subsequent to successful completion of this offering, we will apply to have our common stock quoted on the OTC Bulletin Board. If PIRC is not accepted on the OTC Bulletin Board, PIRC will apply to have our common shares traded on the pink sheets.

Dividends. Holders of PIRC's common stock are entitled to receive such dividends as may be declared by our board of directors.

Broker-Dealer Sales of PIRC Securities. If the trading price of our common stock is less than $5.00 per share, trading in the common stock would also be subject to the requirements of the penny stock rules pursuant to Rule 15g-9 under the Exchange Act. Rule 15g-2 imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. Accredited investors are generally institutions with assets in excess of $5,000,000 or individuals:

- with net worth in excess of $2,000,000, or
- annual income exceeding $200,000, or
- $300,000 jointly with their spouse

For transactions covered by Rule 15g-2, the broker-dealer must make a special suitability determination of the purchaser and have received the purchaser's written agreement to the transaction prior to the sale.

In order to approve a person's account for transactions in designated securities, the broker or dealer must

- obtain information concerning the person's financial situation, investment experience and investment objectives;

- reasonably determine, based on the information required by the first paragraph that transactions in designated securities are suitable for the person and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the rights of transactions in designated securities; and

- deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination required by the second paragraph in this section, stating in a highlighted format that it is unlawful for the broker or dealer to effect a transaction in a designated security the provisions of the second paragraph of this section unless the broker or dealer has received, prior to the transaction, a written agreement to the transaction from the person; and stating in a highlighted format immediately preceding the customer signature line that the broker or dealer is required to provide the person with the written statement and the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person's financial situation, investment experience and investment objectives and obtain from the person a manually signed and dated copy of the written statement.

A designated security means any equity security other than a security

- registered, or approved for registration upon notice of issuance on a national securities exchange that makes transaction reports available pursuant to 17 CFR 11Aa3-1

- authorized or approved for authorization upon notice of issuance, for quotation in the NASDAQ system;

- that has a price of five dollars or more, or

- whose issuer has net tangible assets in excess of $2,000,000 demonstrated by financial statements dated less than fifteen months previously that the broker or dealer has reviewed and has a reasonable basis to believe are true and complete in relation to the date of the transaction with the person.

Consequently, the rule may affect the ability of broker-dealers to sell PIRC's securities and also may affect the ability of purchasers in this offering to sell their shares in the secondary market.

PIRC's securities will likely trade below $5.00 and the penny stock rules of Rule 15g-2 discussed above will apply.

As of the date of the prospectus, there are 20 shareholders.

CERTAIN TRANSACTIONS

PIRC has issued warrants to purchase 69,824 common shares at the exercise price of $1.875 per common share to Jeanne F. Jennings, mother of David M. Jennings, an officer and director.

During the period from inception to December 31, 2001, Jeanne F. Jennings, the mother of David M. Jennings, an officer and director made cash advances to PIRC aggregating $135,000 and paid expenses on behalf of PIRC aggregating $74,471. These advances were evidenced by convertible promissory notes due on demand and bearing interest at 12% per annum. The notes were convertible into the number of shares of common stock of PIRC obtained by dividing the outstanding principal balance by the conversion price. The initial conversion price was $1.00 per share subject to adjustment for changes in the number of outstanding common shares of PIRC. The conversion price was subsequently decreased to $.25 per common share based on mutual agreement of the parties. In June 2001, these notes were converted at $.25 per common share into 929,868 common shares. At December 31, 2000, $5,553 in unpaid interest related to these notes is included in accrued expenses.

Additionally, in conjunction with the advances, PIRC issued 14,180 warrants to purchase common stock at an exercise price of $1.88 per common share. The warrants are subject to an adjustment in the exercise price and a number of shares to be issued based upon a formula, which includes the assumption that there will be a market for PIRC's common stock.

The intellectual property rights in the MutuaLoan.com methodology for which there is a patent pending, will be owned by Private Investor Reserves, LLC, and licensed to PIRC on an exclusive basis. Based on the agreement, for each loan originated, we will pay an annual royalty to Private Investor Reserves, LLC, in the amount of $5.00 in the year such loan is originated, and $1.50 for each subsequent year in which the loan remains outstanding. The license from Private Investor Reserves, LLC to us is on an exclusive basis for two renewable terms of five (5) years each, provided that we are using the methodology and that annual royalties paid by us to Private Investor Reserves, LLC, total at least $100,000. Upon renewal, the royalty to be paid by us to Private Investor Reserves, LLC, may increase by fifty percent per loan per renewable term. Private Investor Reserves, LLC is wholly owned by two of the founding directors, Carson H. Powers and David M. Jennings. On April 8, 2002, Private Investor Reserves, LLC forgave the minimum royalties for year 2001 and deferred the right to further minimum payments until August 1, 2003. The amount due will be a minimum of $75,000 or whatever greater amount is earned. The $25,000 minimum royalty obligation incurred in year 2000 was deferred. The $25,000 minimum royalty payment will be due when PIRC has generated 5,000 loan originations or on August 1, 2003, whichever occurs first. If the minimum royalties are not paid, PIRC will lose its license exclusivity, but not the use of the technology.

Office lease from an officer and director. PIRC leases its offices from David Jennings, an officer and a director, commencing January 1, 2002 for one year with 2 one-year options at 8% annual base rent increase. The lease amount is an annual rent of $31,200 or $2,600 per month.

MANAGEMENT

Our executives, officers, and directors, since our formation, and their business experience follows:

Name	Age	Position	Term
Carson H. Powers	67	President-Marketing Chairman	Inception to present
James A. Brown	49	Chief Operating Officer	April 2000 to present
David M. Jennings	45	Acting Chief Executive Officer and Acting President	April 2001 to present

		Managing Director	Inception to present
Christopher C. Flaesch	39	Director	January 2000 to present

On September 18, 2001, PIRC entered into an agreement with Steven Edelstein to serve as Chief Executive Officer, President and Director of PIRC to commence as of the obtainment of the minimum offering amount being sought in this offering. After the minimum offering, Mr. Jennings will serve as a marketing advisor but will not be paid cash remuneration for his services.

***Steven Edelstein*.** Since 2000, Mr. Edelstein has been founder and current chief executive officer of Reliance Mortgage Corporation, a mortgage company. From 1998 to 2000, Mr. Edelstein was President of H&R Block Mortgage. -- From 1991 to 1998, he was a co-founder and President & CEO of Assurance Mortgage Corporation of America. --AMCA was acquired by H&R Block in 1998 and was renamed H&R Block Mortgage. Mr. Edelstein was retained to lead H&R Block's entrance into the real estate lending business.

--Mr. Edelstein served as a board member of the National Association of Mortgage Bankers from 1996 –1997. Mr. Edelstein earned his Bachelor of Arts in Economics from the University of Massachusetts in 1983.

Resumes of Current Officers and Directors

***Carson H. Powers*.** Mr. Powers co-founded Private Investor Reserves Corp. in 1999 after conducting proprietary research confirming product and marketing concepts with a sample of 1,000 consumers and financial advisers and after extensive discussions and research with potential systems suppliers, bankers, mutual fund companies and distributors.

From 1986 to 1999, as President of Powers & Company, Mr. Powers consulted for leading blue chip companies including American Funds, Fidelity Investments, Aetna, Citibank, Dreyfus Funds, John Hancock, Merrill Lynch, Charles Schwab, Scudder Funds, American Century Funds, Bankers Trust, NatWest Markets, GE Capital, COMDEX, Prodigy, NoLoad Funds Council and Nortel and many others, in the area of emerging technology-based products.

Prior, Mr. Powers held senior executive positions in the financial services industry for over 25 years. These companies include Chemical Bank, where he headed up the marketing division and served on the bank's policy committee, and Price Waterhouse, where Mr. Powers became the first National Director of Marketing. He has also served on the National Marketing Committee for MasterCard.

--He is a graduate of Princeton University in 1956 and the Harvard Business School's Program for Management Development in 1971. Mr. Powers is a co-founder of PIRC. Mr. Powers will continue as president of marketing and chairman of the board of directors after the offering.

James A. Brown. From 1993 to 1996, Mr. Brown was Chief Executive Officer of Care America Inc., a provider of outpatient rehabilitative health care in seventeen states that partnered with the National Parkinson Foundation, becoming a pioneer in the care of Parkinson patients. From 1997 to 1998, Mr. Brown worked as an asset manager in a private investment fund. From 1998 to January 2000, Mr. Brown served as chief executive officer of Cybercloseout, an Internet application service provider. From 1981 to 1993, Mr. Brown was employed by American Cyanamid Company, a Fortune 500 company, where he held senior positions in sales, operations, and general management. At American Cyanamid, Mr. Brown presided over the centralization and automation of the customer service group, as the department more than doubled in size to fifty employees.

Mr. Brown earned his Bachelor's Degree in Business Administration from the University of Florida in 1974, and an MBA in Finance from Fairleigh Dickinson University in 1987. Since 1987, Mr. Brown has consulted for small and large cap companies in the fields of operations, finance, and strategic planning.

David Jennings. --From 1998 to 2000 Mr. Jennings was a founder, Vice Chairman and a Director of Suncoast Automation, a TV system operator for the lodging industry. Mr. Jennings successfully concluded three rounds of funding and located a public company to acquire Suncoast. The company was successfully acquired by a NASDAQ company in September 2000.

Mr. Jennings is a co-founder, original angel investor, largest seed round investor and subsequent bridge investor of PIRC.

Christopher C. Flaesch. Mr. Flaesch was a Director of Alliances for Oracle Corporation from 1995 to 2000 where he was responsible for:

- Global business relationship between Oracle and Andersen Consulting.
- Analyzed and developed Oracle/Anderson global initiatives and solutions development strategies
- Developed joint go-to-market plans with Andersen for industry verticals.
- Responsible for all Oracle product revenue objectives of Anderson Consulting.

Graduated in 1990 with a MS, Systems Management; Computer Systems concentration from the University of Southern California

Remuneration. During the last fiscal year ended December 31, 2001, the executive officers have received the following compensation:

Executive Officers	--Compensation	Options at $1.85 per share	Annual Compensation (Bonus)	Annual Compensation (Stock Award)
James A. Brown	$39,600	224,000	0	0
David M. Jennings	$75,000	0	0	0
Carson H. Powers	$87,500	124,500	0	0

The full amounts due to Mr. Brown and Powers under their employment agreements were accrued and then unpaid amounts were forgiven.

The options are for a term of six years and are immediately exercisable.

Other than described below, there are not any preliminary agreements or understandings regarding present and future arrangements with respect to compensation to be paid to our officers.

We will not issue our securities to management, promoters or their affiliates or associates except pursuant to our employee incentive stock option plan.

No finders' fees or other compensation may be paid to officers, directors, promoters or their affiliates or associates from revenues or other funds, or by the issuance of securities.

Employment Contracts.

PIRC has executed employment agreements with the following key employees:

Carson H. Powers, Executive Vice-President of Marketing,
James A. Brown, Chief Operating Officer

All of the employment contracts were executed in April through July of 2000.
The terms of Mr. Brown's employment contract is three years, and calls for an annual salary of $125,000. Mr. Power's employment agreement calls for an annual salary of $150,000. Messrs. Brown and Powers may terminate their employment agreements with 30 days written notice.

On September 18, 2001, PIRC entered into an agreement with Steven Edelstein to serve as Chief Executive Officer, President and Director of PIRC to commence as of the obtainment of the minimum offering amount being sought in this offering.

The term of Mr. Edelstein's contract is for three years, and calls for an annual salary of $150,000. The term of Mr. Powers' employment contract is four years, and calls for an annual salary of $150,000. Mr. Edelstein may terminate his employment agreement with 90 days written notice and PIRC may terminate Mr. Edelstein's employment agreement with 30 days written notice for any reason. Either party may place the agreement in abeyance following the time this offering breaks escrow.

From time to time PIRC expects to issue stock options as part of compensation under an employment contract for a senior manager. However, typically options will be issued to those other individuals, primarily employees, that management considers deserving, from PIRC Employee Incentive Stock Option Plan.

Employee Incentive Stock Option Plan The board of directors has elected to adopt an Employee Incentive Stock Option Plan pursuant to the regulations of the Internal Revenue Service. The plan provides for a pool of authorized, but unissued common shares to be reserved for issuing to key employees on a maximum of 20% of current outstanding floating basis. Pursuant to the plan 640,000 shares have currently been allocated to this pool.

The board of directors plans to elect a compensation committee to award the options from time to time. Committee members may not be grantees while serving.

Advisory Board. Our advisory board consists of individuals that can be called on individually for their specific areas of expertise and access to their industry and business contacts.

Lee Reiswig Jr.	Former senior executive at IBM and former head of Personal Software Products Division
Robert C. Helander	Attorney with Kaye, Scholer, Fierman, Hays and Handler, LLP practicing in the areas of international banking and securities practice, and international arbitration.
James A. Dukowitz, Ph.D.	Former president of Texas Instruments for Asia and China. Currently COO of Darwin's Beagle, a global business management consulting company.

Consultants: From time to time PIRC expects to utilize the services of consultants on a short-term project-by-project basis. These consultants will be selected on the basis of relevant expertise, track record and cost.

Limitation on Liability and Indemnification Matters. The bylaws of PIRC limits the liability of directors of PIRC to PIRC or its stockholders to the fullest extent permitted by Delaware law. Specifically, directors of PIRC will not be personally liable for money damages for breach of a duty as a director, except for liability for any breach of the director's duty of loyalty to PIRC or our stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, unlawful declarations of dividends or other distributions of assets to Stockholders or the unlawful purchase of shares of PIRC, or for any transaction from which the director derived an improper personal benefit. However, indemnification of officers or persons controlling PIRC for liabilities arising under the Securities Act of 1933 is held to be against public policy by the Securities and Exchange Commission and is, therefore, unenforceable in actions arising out of securities matters relating to the Act.

PRINCIPAL SHAREHOLDERS

There are currently 4,183,868 common shares and no Series A preferred shares outstanding. After this offering, there will be up to 5,181,868 common shares outstanding. The following tabulates holdings of shares of PIRC, on a fully diluted basis, by each person who, subject to the above at the date of this offering circular, holds of record or is known by management to own beneficially more than 5.0% of the common shares and, in addition, by all directors and officers of PIRC individually and as a group.

Name and Address	Number of Shares	Percentage Owned	Percentage Following Maximum Offering
Carson H. Powers 35 Beeholm Road Redding, CT 06896	1,228,000	29.36%	23.70%
James A. Brown(2) 6162 Via Venetia North Delray Beach, FL 33484-6438	224,000	5.36%	4.32%
David Jennings(1) 220 Australian Ave. Palm Beach FL 33480	0	0.00%	0.00%
Christopher C. Flaesch(3) 7841 Oracle Place Potomac, MD 20854	8,000	0.19%	0.15%
South Ocean LLC 220 Australian Ave. Palm Beach, FL 33480	1,063,788	25.44%	20.53%
Jeanne F. Jennings 2330 South Ocean Blvd. Palm Beach FL 33480	929,868	22.24%	17.94%
Steven Edelstein 4 Birchwoods Drive Beverly, MA 01915	30,000	0.72%	0.58%

All Officers and Directors
as a Group
(4 persons)(1)(2)(3) 2,523,788 60.36% 48.70%

(1) David Jennings, a director of PIRC, controls South Ocean LLC and would be deemed to be the beneficial owner of the 1,063,788 common shares.
(2)Carson Powers owns 1,100,000 common shares and has options to purchase an additional 128,000 common shares.
(2)James Brown owns no common shares and has options to purchase 224,000 common shares. If the option is exercised, Mr. Brown will own approximately 3.46% of the outstanding common stock on a fully diluted basis assuming successful completion of this offering and exercise of all outstanding options.
(3)Christopher Flaesch owns options to purchase options to purchase 8,000 common shares. If the options are exercised, Mr. Flaesch will own approximately .25% of the outstanding common stock on a fully diluted basis assuming successful completion of this offering and exercise of all outstanding options.
(4)Steven Edelstein owns 30,000 common shares and has no vested options.

James River Capital Corp., wholly owned by Kevin Brandt and Paul Sanders-nonaffiliates loaned funds to PIRC. The note is $154,500 senior, and is secured by the assets of PIRC. The note is convertible, at a conversion price of $.25 per share. The note bears interest at 6%, and is due on October 1, 2002. Upon conversion of this note, James River would own approximately 14% of the shares that would be outstanding.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security, whether through a contract, arrangement, understanding, relationship, or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or directs the disposition of all shares beneficially owned, subject to applicable Common Shares property laws.

List of Option Holders (Common Stock)

OPTION HOLDER	DATE OF GRANT	VESTING START DATE	TERM OF OPTION	NO. OF SHARES	PRICE/ SHARE	EXPIRATION DATE	COM-MENTS
Brown, James (COO)	05/05/00	03/31/01	6 years	224,000	$1.875	04/01/2006	See Note (1) and (2)
Powers, Carson (P,S)	04/21/00	05/05/01	6 years	128,000	$1.875	05/01/2006	See Note (1) and (3)
Flaesch, Chris (D)		02/01/01	6 years	8,000	$.50		

Thomas Lindsay	05/09/00	05/01/01	6 years	25,000	$1.875	05/01/2006	See Note (4)
Arthur Shinensky	12/17/99	01/18/01	5 years	15,000	$.50	01/19/2006	

(1) Option Agreement provides for an acceleration of the vesting schedule
(2) 128,000 shares of optioned stock vest on March 31, 2001; 48,000 shares on March 31, 2002; and 48,000 shares on March 31, 2003.
(3) 64,000 shares of optioned stock vest on May 1, 2001 and 64,000 shares on May 1, 2002.
(4) 8,333 shares of optioned stock, Series A, vest on August 1, 2001, 8,333 shares on August 1, 2002, and 8,334 shares on August 1, 2003.

TERMS OF THE OFFERING

Determination of Aggregate Offering Price. The offering price and other terms of the common shares were arbitrarily determined by PIRC

Plan of Distribution. Our officers, directors and employees are offering the common shares on a self-underwritten basis by our officers, directors, and employees. No officer or director will receive commission or other offering remuneration.

The common shares are being offered on a self underwritten basis by David M. Jennings, Carson H. Powers and James Brown, officers and directors of PIRC and selected broker/dealers. Consequently, there may be less due diligence performed in conjunction with this offering than would be performed in an underwritten offering. Although they are associated persons of us as that term is defined in Rule 3a4-1 under the Exchange Act, they are deemed not to be a broker for the following reasons:

- They are not subject to a statutory disqualification under the Exchange Act at the time of their participation in the sale of our securities.

- They will not be compensation for their participation in the sale of our securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.

- They are not an associated person of a broker or dealer at the time of their participation in the sale of our securities.

- They meet all of the following conditions:
    - They primarily perform substantial duties for or on behalf of PIRC otherwise than in connection with transactions in securities; and
    - They are not brokers or dealers, or an associated person of a broker or dealer, within the preceding 12 months; and
    - They have not participated in selling an offering of securities for any issuer more than once every 12 months.

As of the date of this offering circular, we have not entered into any negotiations with a selected broker/dealer. If the offering is conducted through a National Association of Securities Dealers, Inc. member firm, standard NASD commissions will be paid. PIRC reserves the right to withdraw, cancel, or reject an offer in whole or in part.

Escrow Account. There is a minimum offering amount of $250,000 which will be deposited into an escrow account at Presidential Bank, Bethesda, MD. As a result, any and all offering proceeds above $250,000 will be deposited directly into the operating account of PIRC.

Funds will be determined in the minimum offering amount when the funds have cleared the banking system. If the minimum offering amount is not received prior to June 30, 2003, we shall bear all costs and return the funds promptly to the investors with interest and without deduction.

Officers and directors will not be permitted to purchase common shares in order to reach the minimum offering amount.

Offering Period. The offering period will commence on the date of this offering circular and will terminate on June 30, 2003.

DESCRIPTION OF SECURITIES

The following statements constitute brief summaries of PIRC, certificate of incorporation and bylaws, as amended.

PIRC is authorized to issue one hundred twenty million (100,000,000) shares of common stock and twenty million (20,000,000) shares of preferred stock all at $.001 par value.

No stockholder of PIRC shall by reason of holding shares in PIRC possess a preemptive and preferential right to purchase or subscribe to shares of any class of this corporation, now or hereafter to be authorized, or any notes, debentures, bonds or other securities convertible into or carrying options or warrants to purchase of any class, now or hereafter to be authorized.

Common Shares.

Liquidation Rights. Upon liquidation or dissolution, each holder of outstanding common shares will be entitled to share equally in the assets of PIRC legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights. There are no limitations or restrictions upon the rights of the board of directors to declare dividends out of any funds legally available therefore. PIRC has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The board of directors initially may follow a policy of retaining earnings, if any, to finance the future growth of PIRC. Accordingly, future dividends if any will depend upon, among other considerations, PIRC's need for working capital and its financial conditions at the time.

Voting Rights. Holders of common shares of PIRC are entitled to voting rights. Holders may cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights. Common shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional common shares in the event of a subsequent offering.

Preferred Stock. Series of the preferred stock may be created and issued from time to time with such designations, preferences, conversation rights, cumulative, relative, participating, and optional or other rights. Including voting rights, qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution of resolutions providing for the creation and issuance of such series of preferred stock as adopted by the board of directors.

PIRC has not entered into any preliminary agreements or understandings with any of its officers and directors or affiliates or lending institutions with respect to any loan agreements.

Stock Transfer Agent. Transfer Online, Portland Oregon, will act as the transfer agent for PIRC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

Capital and Source of Liquidity.

For the three months ended March 31, 2002, PIRC received advances from David Jennings of $7,500 and as a result, had net cash provided by financing activities of $7,500.

For the three months ended March 31, 2001, PIRC did not pursue any financing activities.

For the year ended December 31, 2001, PIRC received proceeds from the issuance of a convertible note in the amount of $150,000. As a result, PIRC had net cash provided by financing activities of $150,000 for the year ended December 31, 2001.

For the year ended December 31, 2000, PIRC received shareholder advances of $135,000 and received proceeds from stock issuance of $250,000. As a result, PIRC had net cash provided by financing activities of $385,000 for the year ended December 31, 2000.

For the three months ended March 31, 2002, PIRC acquire property and equipment $5,052 and had net cash flows used in investing activities of $5,052.

For the three months ended March 31, 2001, PIRC did not pursue any investing activities.

For the years ended December 31, 2001 and 2000, PIRC did not pursue any investing activities.

Results of Operations. For the three months ended March 31, 2002, PIRC had revenue of $291 and a net loss of $27,098. For the three months ended March 31, 2002, PIRC had interest expense of $3,000 and selling, general and administrative expenses of $24,369 which consisted primarily of rent and services.

For the three months ended March 31, 2001, PIRC had no revenue and a net loss of $116,500. For the three months ended March 31, 2001, PIRC had selling, general and administrative expenses of $116,500 which consisted primarily of salaries accrued pursuant to employment agreement.

For the year ended December 31, 2001, PIRC had no revenue and a net loss of $433,931. For the year ended December 31, 2001, PIRC had interest expense of $23,445 and selling, general and administrative expenses of $410,486 which consisted primarily of expenses relative to completing PIRC's website, and raising capital to execute PIRC's business plan.

Working capital constraints in 2001 served to limit expenditures, thus reducing the loss. The predominance of our working capital in 2001 was spent to further our efforts to initiate and complete our pending Regulation A.

For the year ended December 31, 2000, PIRC had no revenue and a net loss of $ 1,350,430. For the year ended December 31, 2000, PIRC had selling, general and administrative expenses of $1,354,481 that consisted primarily of:

- outside consultants - $513,000
- payroll & taxes - $204,000
- professional fees - $272,000
- travel - $55,000
- development - $85,000

These expenditures were made as PIRC developed and positioned the infrastructure on which to execute our business plan.

Plan of Operation. Proceeds from the minimum offering will be utilized to commercialize our business model with a focused effort in sales and marketing. If we obtain the minimum offering amount, the $70,000 allocated for marketing and sales will be sufficient to obtain a level of operations necessary to support and generate ongoing revenue. Initial losses from operations are projected to increase after funding. Based on in-house analysis of the amount of loans contemplated and the subsequent revenue to be generated from those loans, we believe our business plan will turn cash flow positive within nine months of closing on the minimum offering. Our operations are only available on a limited basis. Further, if we are unsuccessful in completing at least the minimum amount of this raise, it will negatively impact the ability to execute on our business plan. If less than or only the minimum offering amount is obtained, we would need to seek additional capital through debt or equity financing on terms which are not yet determined to commence and/or expand operations in the next twelve months.

PIRC has completed the build out of the back office processes and initial consumer web site. Large portions of the operations of a traditional finance company are being cost effectively outsourced. This includes account processing and service, customer service and new loan establishment. These operating relationships have been contractually completed with Presidential and SST. This leaves the majority of our employees to be focused on marketing efforts and producing new accounts.

Our services are currently available on a limited basis and will be immediately available on a full time basis after obtaining the minimum offering amount. To date, we have only generated $300 in revenue which arose from test loans.

On April 8, 2002, Private Investor Reserves, LLC forgave the minimum royalties for year 2001 and deferred the right to further minimum payments until August 1, 2003. The amount due will be a minimum of $75,000 or whatever greater amount is earned. The $25,000 minimum royalty obligation incurred in year 2000 was deferred. The $25,000 minimum royalty payment will be due when PIRC has generated 5,000 loan originations or on August 1, 2003, whichever occurs first. If the minimum royalties are not paid, PIRC will lose its license exclusivity, but not the use of the technology.

Management believes that the payment of royalties will represent 8/10th of 1% percent if projected revenues are achieved and should have no effect on our ability to become cash flow positive within nine months of the closing of the minimum offering amount. None of the use of proceeds from this offering will be used to pay the royalties due.

Our general plan is to spend the majority of the marketing efforts in the development of distribution agreements through established intermediaries for our products and services. This will result in a much lower account acquisition cost than marketing directly to the end consumer. Our products "trailing commission" margin structure allows for distribution of a single loan through multiple tiers of intermediaries. A trailing commission is defined as a payment made by PIRC to a registered MutuaLoan representative which is paid in arrears as the loan payments are made by the borrowing consumer. This commission could be paid to multiple intermediary representatives from the same loan.

For instance, a mortgage wholesaler who is registered with us to market MutuaLoan™ can sign up a client mortgage company as a MutuaLoan Representative and that mortgage company's brokers can originate a loan that pays all three entities a trailing commission over the life of the loan. This commission base will build as the intermediaries originate more loans. All of this can be effectively managed through our business-to-business web portal. We believe this structure will build a low cost and stable network of independent loan representatives.

These intermediaries include mutual fund companies, mutual fund wholesalers, financial planners, mortgage insurance wholesalers, mortgage companies insurance wholesalers and insurance agencies.

Additional action plan items for a fully subscribed funding include:

- Building the business-to-business web portal for the intermediaries - to be completed within 60 days of breaking escrow.
- The establishment of a corporate sales office in Boston MA within 30 days of breaking escrow
- Recruiting and training a qualified sales team of 8 to 12 people to cover the US geographically - to be completed within 120 days of breaking escrow
- Development of an affiliate program for the Internet to distribute MutuaLoan on the 7,000+ financially related web sites. This will require 2 to 4 entry-level employees - to be started immediately after breaking escrow but will be an ongoing project.
- PR related efforts to build brand recognition for this new and innovative product - within 90 days after breaking escrow.

In the case of a reduced funding we may, depending on the specific funding level:

- Conduct a reduced marketing effort utilizing less personnel - immediately after breaking escrow.
- Delay the development of the business web portal by utilizing a modified version of the existing consumer site - within 14 days of breaking escrow.
- Delay payment of certain existing payables that constitute the bulk of its current account payables - on a case by case timing basis.
- Due to the overwhelmingly positive nature of the loan product for our mutual fund company clients, PIRC may seek additional investment from some of our initial mutual fund company affiliates - 90 days after breaking escrow.

PIRC may experience problems; delays, expenses, and difficulties sometimes encountered by an enterprise in PIRC stage of development, many of which are beyond PIRC' control. These include, but are not limited to, unanticipated problems relating to the development of the distribution agreements for intermediaries, marketing problems, additional costs and expenses that may exceed current estimates, competition and lack of sufficient working capital.

PIRC is not delinquent in any of its obligations. PIRC intends to continue development of its business plan utilizing revenues and cash made available from debt financing and the private and public sale of its securities

Going Concern. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of PIRC as a going concern. However, for the year ended December 31, 2001, PIRC had a net loss of ($433,931), stockholders' deficit of ($479,957) and has experienced a severe shortage of working capital which has greatly affected operations. This trend has continued through March 31, 2002.

In view of this, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of PIRC, which in turn is dependent upon the success of PIRC's future operations. Through this offering, management is attempting to obtain new capital funding which will strengthen its balance sheet and is revising its operating requirements which will result in increased operating cash flows. Management believes that these actions presently being taken will provide the opportunity for PIRC to continue as a going concern.

LEGAL PROCEEDINGS

PIRC is not involved in any legal proceedings and none are threatened or contemplated.

LEGAL MATTERS

Jody M. Walker, Attorney-At-Law, will pass upon any legal matters with respect to the issuance of the securities offered hereby.

EXPERTS

The audited financial statements for the year ended December 31, 2000 included in this offering circular have been so included in reliance on the report of Stark, Winter, Schenkein, Co., LLP, Certified Public Accountants, on the authority of such firm as experts in auditing and accounting.

INTERESTS OF NAMED EXPERTS AND COUNSEL

None of the experts or counsel named in the offering circular is affiliated with the PIRC.

ADDITIONAL INFORMATION

PIRC has filed with the Securities and Exchange Commission, a Regulation A Offering statement on Form 1-A with respect to the securities being offered hereby. This offering circular does not contain all the information contained in such Regulation A offering statement file number, as permitted by the rules and regulations of the Securities and Exchange Commission. The Regulation A offering statement, including exhibits thereto, may be inspected without charge by anyone at the Commission's principal office in Washington, D.C. and copies of all or any part thereof may be obtained from the Commission's principal office in Washington, D.C. upon payment of the Commission's charge for copying. For further information with respect to PIRC and the securities being offered hereby, reference is made to the Regulation A offering statement and the exhibits filed as a part thereof.

FINANCIAL STATEMENTS

Private Investors Reserve Corp.
(A Development Stage Company)
Balance Sheet
March 31, 2002
(Unaudited)

Assets		
Current assets:		
Cash	$	18,072
Total current assets		18,072
Property and equipment, net		4,752
Other assets		26,027
	$	48,851
Liabilities and stockholders' (deficit)		
Current liabilities:		
Accounts payable and accrued expenses	$	370,405
Accounts payable - affiliates		32,500
Convertible note		150,000
		552,905
Stockholders' (deficit):		
Preferred stock, $.001 par value, 20,000,000 shares authorized, none issued or outstanding		-
Common stock, $.001 par value, 100,000,000 shares authorized, 4,183,868 shares issued and outstanding		4,184
Additional paid in capital		1,401,469
(Deficit) accumulated during the development stage		(1,909,707)
		(504,054)
	$	48,851

See the accompanying notes to the financial statements.

Private Investors Reserve Corp.
(A Development Stage Company)
Statements of Operations
For the Three Months Ended March 31, 2001 and 2002 and
and the Period From Inception (September 2, 1999) to March 31, 2002
(Unaudited)

	March 31, 2001	March 31, 2002	Inception to March 31, 2002
Revenue	$ -	$ 291	$ 291
Operating expenses:			
Selling, general and administrative expenses	116,500	24,389	1,888,082
Interest	-	3,000	31,997
	116,500	27,389	1,920,079
Other income:			
Interest income	-	-	10,081
Net (Loss)	$ (116,500)	$ (27,098)	$ (1,909,707)

See the accompanying notes to the financial statements.

Private Investors Reserve Corp.
(A Development Stage Company)
Statements of Cash Flows
For the Three Months Ended March 31, 2001 and 2002 and
and the Period From Inception (September 2, 1999) to March 31, 2002
(Unaudited)

	March 31, 2001	March 31, 2002	Inception to March 31, 2002
Cash flows from operating activities:			
Net cash (used in) operating activities	$ -	$ (17,317)	$ (869,476)
Cash flows from investing activities:			
Net cash (used in) investing activities	-	(5,052)	(5,052)
Cash flows from financing activities:			
Net cash provided by financing activities	-	7,500	892,600
Net increase (decrease) in cash	-	(14,869)	18,072
Beginning - cash balance	37	32,941	-
Ending - cash balance	$ 37	$ 18,072	$ 18,072

See the accompanying notes to the financial statements.

Private Investors Reserve Corp.
(A Development Stage Company)
Notes to Financial Statements
March 31, 2002
(Unaudited)

(1) Basis Of Presentation

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") for interim financial information. They do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. For further information, refer to the financial statements of the Company as of December 31, 2000 and December 31, 2001, including notes thereto.

Private Investors Reserve Corp.
(A Development Stage Company)
Balance Sheet
December 31, 2001
(Unaudited)

Assets		
Current assets:		
Cash	$	32,941
Total current assets		32,941
Other assets		21,707
	$	54,648
Liabilities and stockholders' (deficit)		
Current liabilities:		
Accounts payable and accrued expenses	$	359,605
Accounts payable - affiliates		25,000
Convertible note		150,000
		534,605
Stockholders' (deficit):		
Preferred stock, $.001 par value, 20,000,000 shares authorized, none issued or outstanding		-
Common stock, $.001 par value, 100,000,000 shares authorized, 4,183,868 shares issued and outstanding		4,184
Additional paid in capital		1,398,468
(Deficit) accumulated during the development stage		(1,882,609)
		(479,957)
	$	54,648

See the accompanying notes to the unaudited financial statements.

Private Investors Reserve Corp.
(A Development Stage Company)
Statements of Operations
For the Year Ended December 31, 2001
and the Period From Inception (September 2, 1999) to December 31, 2001
(Unaudited)

	Year Ended December 31, 2001	Inception to December 31, 2001
Revenue	$ -	$ -
Operating expenses:		
Selling, general and administrative expenses	410,486	1,863,693
Interest	23,445	28,997
	433,931	1,892,690
Other income:		
Interest income	-	10,081
Net (Loss)	$ (433,931)	$ (1,882,609)

See the accompanying notes to the unaudited financial statements.

Private Investors Reserve Corp.
(A Development Stage Company)
Statement of Stockholders' (Deficit)
For the Period From Inception (September 2, 1999) to December 31, 2001
(Unaudited)

	Common Stock		Additional Paid in Capital	(Deficit) Accumulated During the Development Stage	Total
	Shares	Amount			
Beginning balance	-	$ -	$ -	$ -	$ -
Issuance of common shares at inception	2,000,000	100	-	-	100
Shares sold pursuant to a private placement for cash at $.50 per share	700,000	700	349,300	-	350,000
Shares purchased by an affiliate for cash at $.50 per share	500,000	500	249,500	-	250,000
Adjustment of paid in capital	-	1,900	(1,900)	-	-
Net (loss) for the period	-	-	-	(98,248)	(98,248)
Balance December 31, 1999	3,200,000	3,200	596,900	(98,248)	501,852
Net (loss) for the year	-	-	-	(1,350,430)	(1,350,430)
Balance at December 31, 2000	3,200,000	3,200	596,900	(1,448,678)	(848,578)
Shares issued for the conversion of related party liabilities at $.25 per share	929,868	930	231,538	-	232,468
Shares issued for services at $.25 per share	54,000	54	13,446	-	13,500
Contribution of unpaid officer salaries to capital	-	-	556,584	-	556,584
Net (loss) for the year	-	-	-	(433,931)	(433,931)
Balance at December 31, 2001	4,183,868	$ 4,184	$ 1,398,468	$ (1,882,609)	$ (479,957)

See the accompanying notes to the unaudited financial statements.

Private Investors Reserve Corp.
(A Development Stage Company)
Statements of Cash Flows
For the Year Ended December 31, 2001
and the Period From Inception (September 2, 1999) to December 31, 2001
(Unaudited)

	Year Ended December 31, 2001	Inception to December 31, 2001
Net (loss)	$ (433,931)	$ (1,882,609)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:		
Payment of operating expenses by shareholders	-	74,471
Shares issued for services	13,500	13,500
Officer salaries contributed to capital	233,000	233,000
(Increase) in other assets	-	(21,707)
Increase in amounts due to shareholders	-	346,581
Increase in accounts payable - affiliates	-	25,000
Increase in accounts payable and accrued expenses	70,335	359,605
Net cash (used in) operating activities	(117,096)	(852,159)
Cash flows from investing activities:		
Net cash (used in) investing activities	-	-
Cash flows from financing activities:		
Shareholder advances	-	135,000
Proceeds from convertible notes	150,000	150,000
Proceeds from stock issuances	-	600,100
Net cash provided by financing activities	150,000	885,100
Net increase in cash	32,904	32,941
Beginning - cash balance	37	-
Ending - cash balance	$ 32,941	$ 32,941
Supplemental cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -
Non cash investing and financing activities:		
Common shares issued for a receivable	$ -	$ 250,000
Conversion of related party liabilities to capital	$ 232,468	$ 232,468
Contribution of accrued officer salaries to capital	$ 323,584	$ 323,584

See the accompanying notes to the unaudited financial statements .

Private Investors Reserves Corp.
(A Development Stage Company)
Notes to Unaudited Financial Statements
December 31, 2001

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was incorporated on September 2, 1999 in the State of Delaware. The Company is in the development stage and its intent is to deliver a financial product than enables customers to borrow using mutual funds or other securities as collateral.

Revenue Recognition

The Company recognizes revenue when services are provided.

Loan Origination and Margin Income

Loan origination and margin income for loans originated for investment is deferred and amortized as a yield adjustment over the contractual life of the related loan using the interest method.

Loan origination and margin income for loans originated for sale net of outside costs is recognized as income at the time the loan is sold.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Software Development Costs

The Company accounts for software developed or obtained for internal use in accordance with Statement of Position 98-1. In accordance with this statement the Company expenses costs incurred in the preliminary stages of development and capitalizes costs incurred after the preliminary project stage is completed. Training, maintenance and data conversion costs are expensed as incurred and the costs of upgrades and enhancements are expensed, or capitalized if the enhancements or upgrades result in additional functionality. Capitalized software costs are amortized over the estimated useful lives of the assets using the straight line method.

Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2001. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued expenses and shareholder advances. Fair values were assumed to approximate carrying values for these financial instruments because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

The Company follows Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes" (SFAS No. 109) for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Stock-Based Compensation

The Company accounts for equity instruments issued to employees for services based on the fair value of the equity instruments issued and accounts for equity instruments issued to other than employees based on the fair value of the consideration received or the fair value of the equity instruments, whichever is more reliably measurable.

The Company accounts for stock based compensation in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." The provisions of SFAS No. 123 allow companies to either expense the estimated fair value of stock options or to continue to follow the intrinsic value method set forth in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) but disclose the pro forma effects on net income (loss) had the fair value of the options been expensed. The Company has elected to continue to apply APB 25 in accounting for its stock option incentive plans.

Recent Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, Business Combinations, and SFAS 142, Goodwill and Intangible Assets. SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for the year beginning January 1, 2002; however certain provisions of that Statement apply to goodwill and other intangible assets acquired between July 1, 2001, and the effective date of SFAS 142. The Company does not believe the adoption of these standards will have a material impact on the Company's financial statements.

In July 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company is evaluating the impact of the adoption of this standard and has not yet determined the effect of adoption on its financial position and results of operations.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FASB No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The provisions of the statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company is evaluating the impact of the adoption of this standard and has not yet determined the effect of adoption on its financial position and results of operations.

Note 2. BASIS OF PRESENTATION

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. As noted above, the Company is in the development stage and, accordingly, has yet not generated revenues from operations. Since its inception, the Company has been engaged in bringing its product and services to a state of technical feasibility and commercial viability, incurring substantial costs and expenses. As a result, the Company incurred a net losses aggregating $1,882,609 through December 31, 2001. In addition, the Company's current liabilities exceed its current assets by $501,664 and it has a shareholders' deficit of $497,957 at December 31, 2001. The Company's development activities since inception have been financially sustained by a combination of the sale of equity interests and shareholder advances. The ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of common stock and, ultimately, the achievement of operating revenues. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to recover the value of its assets or satisfy its liabilities.

Note 3. STOCKHOLDERS' (DEFICIT)

At December 31, 2001, the Company's $.001 par value common stock authorized was 100,000,000 shares with 4,183,868 shares issued and outstanding. In addition, there were authorized 20,000,000 shares of undesignated $.001 par value preferred stock.

During January 2000 the Company effected a 20 for 1 forward stock split. All share and per share amounts have been restated to give effect to this split.

At inception, the Company issued 2,000,000 shares of its common stock to its two founders for cash aggregating $100.

During 1999 the Company sold pursuant to a private placement, 700,000 shares of its common stock at $.50 per share for cash aggregating $350,000.

During 1999 the Company sold 500,000 shares of its common stock to an affiliate at $.50 per share for a note receivable aggregating $250,000. The receivable was collected in May and June of 2000.

During April 2000 the Company adopted and employee stock option plan and a non-employee director stock option plan. The maximum number of shares to be issued under each plan is 20 percent of the authorized common stock of the Company. The plans provide that the option price shall be not less than the fair market value of the stock on the date of the grant. At December 31, 2001 640,000 shares have been allocated to the plan.

During October 2000 the Company authorized a private placement for 333,320 shares of Series A convertible preferred stock at $3.00 per share. No shares have been sold pursuant to this offering and the offering was terminated.

During June 2001 an officer of the Company converted $232,468 of amounts due to him into 929,868 shares of common stock. In addition, during June 2001 the Company issued 54,000 shares of common stock for services. These shares were valued at their fair market value at the date of issuance of $13,500.

During the year ended December 31, 2001 officers of the Company contributed an aggregate of $556,584 of unpaid salaries due them to the capital of the Company. (see Note 6).

Stock Based Compensation

In conjunction with certain employment contracts (See Note 6) and other agreements the Company agreed to issue options to purchase 513,000 shares of common stock at an exercise price of $1.88 per share and options to purchase 15,000 shares at an exercise price of $.50 per share. The options are subject to an adjustment in the exercise price and number of shares to be issued based upon a formula, which includes the assumption that there will be a market for the Company's common stock, of which there can be no assurance (cashless exercise) at the option of the holder. The number of shares to be issued under this formula is computed by multiplying the number of shares for which the option is being exercised times the bid price of the common stock on the exercise date minus the exercise price and dividing the result by the bid price of the common stock. The number of option shares and exercise price is also subject to adjustment based on increases or decreases in the number of outstanding shares of common stock. The measurement date for the cashless exercise will be the date at which the conversion ration is known.

The Company accounts for stock-based compensation plans by applying APB 25 and related Interpretations. Under APB 25, because the exercise price of the Company's employee stock options approximates the market price of the underlying stock at the date of grant, no compensation cost is recognized.

SFAS 123 requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS 123. The fair value of the option grants is estimated on the date of grant utilizing the minimum value method with the following weighted average assumptions for grants during the year ended December 31, 2000: expected life of options of 5 years, expected volatility of 0%, risk-free interest rate of 5.0% and no dividend yield. The weighted average fair value at the date of grant for options granted during the year ended December 31, 2000 was $0.00. These results may not be representative of those to be expected in future years.

Under the provisions of SFAS 123, the Company's net (loss) and (loss) per share would not have been effected.

A summary of stock option activity is as follows:

	Number of shares	Weighted-average exercise price	Weighted-average fair value
Balance at December 31, 1999	15,000	$ .50	$ -
Granted at below market value	-	-	
Granted at above market value	513,000	1.88	$ -
Granted at market value	-	-	
Exercised	-	-	
Forfeited	-	-	
Balance at December 31, 2000 And 2001	528,000	$1.84	

The following table summarizes information about fixed-price stock options at December 31, 2001:

		Outstanding		Exercisable	
Exercise Price	Number Outstanding	Weighted-Average Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$1.88	513,000	4 years	$1.88	8,333	$1.88
$ .50	15,000	4 years	$ .50	-	-

In conjunction with the notes described in Note 4 the Company issued 69,824 warrants to purchase common stock at $1.88 per share. These warrants expire in 2010 and 2011.

Common stock purchase warrant activity is as follows:

	Number of shares	Weighted-average exercise price
Balance at December 31, 1999	-	-
Granted	69,824	$1.88
Exercised	-	-
Forfeited	-	-
Balance at December 31, 2000 And 2001	69,824	$1.88

Note 4. SHAREHOLDER ADVANCES

During the period from inception to December 31, 2000 one of the Company's founders and one of its officers made cash advances to the Company aggregating $135,000 and paid expenses on behalf of the Company aggregating $74,471. These advances were evidenced by convertible promissory notes due on demand and bearing interest at 12% per annum. During 2001 these notes and $22,997 in accrued interest were converted into 929,868 shares of common stock.

In conjunction with the advances, the Company issued 69,824 warrants to purchase common stock at an exercise price of $1.88 per share. The warrants are subject to an adjustment in the exercise price and number of shares to be issued based upon a formula, which includes the assumption that there will be a market for the Company's common stock, of which there can be no assurance (cashless exercise) at the option of the holder. The number of shares to be issued under this formula is computed by multiplying the number of shares for which the option is being exercised times the bid price of the common stock on the exercise date minus the exercise price and dividing the result by the bid price of the common stock. The number of option shares and exercise price is also subject to adjustment based on increases or decreases in the number of outstanding shares of common stock. The measurement date for the cashless exercise will be the date at which the conversion ration is known.

Note 5. CONVERTIBLE NOTE

During April 2001 the Company borrowed $150,000 at an annual interest rate of 6% pursuant to a convertible promissory note. The original maturity date was October 1, 2001. The note may be extended for additional six-month periods at the option of the holder provided that the final maturity date may not be extended beyond October 15, 2003. The principle and accrued interest may be converted at the option of the holder into shares of the Company's common stock at a conversion price of $.25 per share through the final maturity date.

Note 6. INCOME TAXES

The Company accounts for income taxes under SFAS No. 109, which requires use of the liability method. SFAS 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

Income tax provision at the federal statutory rate	34 %
Effect of operating losses	(34)%
	-

As of December 31, 2001, the Company has a net operating loss carryforward of approximately $1,900,000. This loss will be available to offset future taxable income. If not used, these carryforwards will expire through 2021. The deferred tax asset relating to the operating loss carryforward has been fully reserved at December 31, 2001.

Note 7. COMMITMENTS

License

During September 1999 the Company entered into a license agreement with Private Investor Reserves, LLC, an affiliated entity (licensor). The agreement grants the Company an exclusive worldwide license to use the licensor's technology related to certain loans secured by mutual funds or other securities, restricted to non-banking entities, non broker-dealers and to individual consumers. The Company agreed to pay all future costs related to the development of the technology. The royalty for the use of the technology is $5.00 per loan during the year of origination and $1.50 for each subsequent year the loan is outstanding. These amounts are subject to increases based on increases in the Consumer Price Index. The royalty is subject to a minimum of $25,000 during the second year, $50,000 during the third year and $100,000 for each subsequent year. The term of the agreement is for five years with the Company having the right to renew for an additional five years with a $100,000 minimum royalty per year and for an additional seven years after the expiration of the initial renewal term with a $200,000 minimum royalty per year. At December 31, 2001 the royalty fee for the second year of $25,000 remained unpaid and is included in accounts payable – affiliates. Due to the inactivity of the Company, during April 2002 the licensor deferred the minimum royalty for the third year until August 1, 2003 and deferred the right to further minimum payments until August 1, 2003. In addition, the payment of the license fee for the second year was deferred until August 1, 2003. If the minimum royalties are not paid the Company will lose its license exclusivity, but not the use of the technology.

During December 2001 the Company entered into an agreement with a financial institution for the back end processing of its loan accounts.

Under the licensing and agency agreement the financial institution will:

- make securities loans
- concurrently hold, as custodian, mutual fund shares, other securities and other assets, as collateral for these loans, and
- provide deposit accounts and other ancillary banking services.

The financial institution will charge loan fees to the consumer of 1.0% of the first $25,000 of the loan principal amount and .50% of the principal amount in excess of $25,000.

The Company shall receive monthly payments from the financial institution of the difference in percent per annum (if positive), between the average interest rate on the outstanding loan portfolio originated through its efforts and the prime interest rate determined under the terms of the respective notes. In additional, the Company shall be entitled to an application process fee equal to $175 for each loan funded by the financial institution through the efforts of the Company.

The agreement can be terminated by either party upon ninety days' written notice.

Lease

During January 2002 the Company entered into a one-year lease with an officer for office space at a monthly rental of $2,600. The lease is renewable for 2 additional one-year periods with annual rent increases of 8%.

Employment Contracts

During April and May 2000 the Company entered into employment contracts with four officers. The contracts commence beginning April 2000 and end through May 2004. The minimum annual payments required under the contracts are as follows:

Year Ended	Amount
December 31, 2000	$ 431,000
December 31, 2001	$ 466,000
December 31, 2002	$ 331,000
December 31, 2003	$ 300,000
December 31, 2004	$ 100,000

The contracts are subject to increases based on 110% of increases in the Consumer Price Index and certain conditional bonus payments. Due to the inactivity of the Company these officers suspended their employment contracts on July 1, 2001.

During 2000 and 2001 the Company accrued $323,584 and $233,000 for unpaid salaries related to these contracts. These unpaid salaries were contributed to the capital of the Company during 2001.

In conjunction with these contracts the employees were granted certain stock options as described in Note 3.

Private Investors Reserve Corp.
(A Development Stage Company)
For the Period From (Inception) September 2, 1999 to
December 31, 2000

Private Investors Reserve Corp.
Table of Contents

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Private Investors Reserve Corp.

We have audited the accompanying balance sheet of Private Investors Reserve Corp. (A Development Stage Company) as of December 31, 2000, and the related statements of operations, stockholders' (deficit) and cash flows for the period from inception (September 2, 1999) to December 31, 1999, the year ended December 31, 2000 and the period from inception (September 2, 1999) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Private Investors Reserve Corp. (A Development Stage Company) as of December 31, 2000, and the results of its operations, and its cash flows for the period from inception (September 2, 1999) to December 31, 1999, the year ended December 31, 2000 and the period from inception (September 2, 1999) to December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 the Company has been in the development stage since inception. Realization of the Company's assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary in the event that the Company cannot continue in existence.

/S/ STARK WINTER Schenkein & Co., LLP
Stark Winter Schenkein & Co., LLP

Denver, Colorado
June 11, 2001

Private Investors Reserve Corp.
(A Development Stage Company)
Balance Sheet
December 31, 2000

Assets	
Current assets:	
Cash	$ 37
Total current assets	37
Other assets:	21,707
	$ 21,744
Liabilities and stockholders' (deficit)	
Current liabilities:	
Accounts payable	$ 306,714
Accounts payable - affiliates	25,000
Accrued expenses	329,137
Stockholder advances	209,471
	870,322
Stockholders' (deficit)	
Preferred stock, $.001 par value, 20,000,000 shares authorized, none issued or outstanding	-
Common stock, $.001 par value, 100,000,000 shares authorized, 3,200,000 shares issued and outstanding	3,200
Additional paid in capital	596,900
Deficit accumulated during the development stage	(1,448,678)
	(848,578)
	$ 21,744

See the accompanying notes to the financial statements.

Private Investors Reserve Corp.
(A Development Stage Company)
Statements of Operations
For the Year Ended December 31, 2000, the
Period From Inception (September 2, 1999) to December 31, 1999
and the Period From Inception (September 2, 1999) to December 31, 2000

	Year Ended December 31, 2000	Inception to December 31, 1999	Inception to December 31, 2000
Revenue	$ -	$ -	$ -
Operating expenses:			
Selling, general and administrative expenses	1,354,481	98,726	1,453,207
Interest	5,552	-	5,552
	1,360,033	98,726	1,458,759
Other income:			
Interest income	9,603	478	10,081
Net (Loss)	$ (1,350,430)	$ (98,248)	$ (1,448,678)
Per share information - basic and fully diluted:			
Weighted average shares outstanding	3,200,000	2,360,000	2,990,000
Net (loss) per share	$ (0.42)	$ (0.04)	$ (0.48)

See the accompanying notes to the financial statements.

Private Investors Reserve Corp.
(A Development Stage Company)
Statement of Stockholders' (Deficit)
For the Period From Inception (September 2, 1999) to December 31, 2000

	Common Stock		Paid in	Deficit Accumulated During the Development	
	Shares	Amount	Capital	Stage	Total
Beginning balance	-	$ -	$ -	$ -	$ -
Issuance of common shares at inception	2,000,000	100	-	-	100
Shares sold pursuant to a private placement for cash at $.50 per share	700,000	700	349,300	-	350,000
Shares purchased by an affiliate for cash at $.50 per share	500,000	500	249,500	-	250,000
Adjustment of paid in capital	-	1,900	(1,900)	-	-
Net (loss) for the period	-	-	-	(98,248)	(98,248)
Balance December 31, 1999	3,200,000	3,200	596,900	(98,248)	501,852
Net (loss) for the year	-	-	-	(1,350,430)	(1,350,430)
Balance at December 31, 2000	3,200,000	$ 3,200	$ 596,900	$(1,448,678)	$ (848,578)

See the accompanying notes to the financial statements.

Private Investors Reserve Corp.
(A Development Stage Company)
Statements of Cash Flows
For the Year Ended December 31, 2000, the
Period From Inception (September 2, 1999) to December 31, 1999
and the Period From Inception (September 2, 1999) to December 31, 2000

	Year Ended December 31, 2000	Inception to December 31, 1999	Inception to December 31, 2000
Net (loss)	$ (1,350,430)	$ (98,248)	$ (1,448,678)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:			
Payment of operating expenses by shareholders	74,471	-	74,471
(Increase) decrease in prepaid expenses	18,750	(18,750)	-
(Increase) in other assets	(21,707)	-	(21,707)
Increase in accounts payable	331,714	-	331,714
Increase in accrued expenses	329,137	-	329,137
Net cash (used in) operating activities	(618,065)	(116,998)	(735,063)
Cash flows from investing activities:			
Net cash (used in) investing activities	-	-	-
Cash flows from financing activities:			
Shareholder advances	135,000	-	135,000
Proceeds from stock issuance	250,000	350,100	600,100
Net cash provided by financing activities	385,000	350,100	735,100
Net increase in cash	(233,065)	233,102	37
Beginning - cash balance	233,102	-	-
Ending - cash balance	$ 37	$ 233,102	$ 37
Supplemental cash flow information:			
Cash paid for income taxes	$ -	$ -	$ -
Cash paid for interest	$ -	$ -	$ -
Non cash investing and financing activities:			
Common shares issued for a receivable	$ -	$ 250,000	$ 250,000

See the accompanying notes to the financial statements.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was incorporated on September 2, 1999 in the State of Delaware. The Company is in the development stage and its intent is to deliver a financial product than enables customers to borrow using mutual funds or other securities as collateral.

Revenue Recognition

The Company recognizes revenue when services are provided.

Loan Origination and Margin Income

Loan origination and margin income for loans originated for investment is deferred and amortized as a yield adjustment over the contractual life of the related loan using the interest method.

Loan origination and margin income for loans originated for sale net of outside costs is recognized as income at the time the loan is sold.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Software Development Costs

The Company accounts for software developed or obtained for internal use in accordance with SOP 98-1. In accordance with this statement the Company expenses costs incurred in the preliminary stages of development and capitalizes costs incurred after the preliminary project stage is completed. Training, maintenance and data conversion costs are expensed as incurred and the costs of upgrades and enhancements are expensed, or capitalized if the enhancements or upgrades result in additional functionality. Capitalized software costs are amortized over the estimated useful lives of the assets using the straight line method.

Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2000. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued expenses and shareholder advances. Fair values were assumed to approximate carrying values for these financial instruments because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Net Income (Loss) Per Common Share

The Company calculates net income (loss) per share as required by SFAS No. 128, "Earnings per Share." Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses common stock equivalents, if any, are not considered as their effect would be anti dilutive.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Segment Information

The Company follows SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information." Certain information is disclosed, per SFAS No. 131, based on the way management organizes financial information for making operating decisions and assessing performance. The Company currently operates in a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Income Taxes

The Company follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Recent Pronouncements

The FASB recently issued Statement No 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". The rule now will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company does not expect SFAS No. 133 to have a material impact on its financial statements.

In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB No. 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 does not impact the Company's revenue recognition policies.

Note 2. BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. As noted above, the Company is in the development stage and, accordingly, has yet not generated substantial revenues from operations. Since its inception, the Company has been substantially engaged in bringing its product and services to a state of technical feasibility and commercial viability, incurring substantial costs and expenses. As a result, the Company incurred a net losses during the period ended to December 31, 1999 of $98,726 and during the year ended December 31, 2000 of $1,350,430. In addition, the Company's current liabilities exceed its current assets by $870,285 and it has a shareholders' deficit of $848,578 at December 31, 2000. The Company's development activities since inception have been financially sustained by a combination of the sale of equity interests and shareholder advances. The ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of common stock and, ultimately, the achievement of operating revenues. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to recover the value of its assets or satisfy its liabilities.

Note 3. STOCKHOLDERS' (DEFICIT)

At December 31, 2000, the Company's $.001 par value common stock authorized was 100,000,000 shares with 3,200,000 shares issued and outstanding. In addition, there was authorized 20,000,000 shares of undesignated $.001 par value preferred stock.

During January 2000 the Company effected a 20 for 1 forward stock split. All share and per share amounts have been restated to give effect to this split.

At inception, the Company issued 2,000,000 shares of its common stock to its two founders for cash aggregating $100.

During 1999 the Company sold pursuant to a private placement, 700,000 shares of its common stock at $.50 per share for cash aggregating $350,000.

During 1999 the Company sold 500,000 shares of its common stock to an affiliate at $.50 per share for a note receivable aggregating $250,000. The receivable was collected in May and June of 2000.

During April 2000 the Company adopted and employee stock option plan and a non-employee director stock option plan. The maximum number of shares to be issued under each plan is 20 percent of the authorized common stock of the Company. The plans provide that the option price shall be not less than the fair market value of the stock on the date of the grant. No options are outstanding under the non-employee director plan at December 31, 2000.

During October 2000 the Company authorized a private placement for 333,320 shares of Series A convertible preferred stock at $3.00 per share. No shares have been sold pursuant to this offering and the offering was terminated.

Stock Based Compensation

In conjunction with certain employment contracts (See Note 6) and other agreements the Company agreed to issue options to purchase 517,000 shares of common stock at an exercise price of $1.88 per share and options to purchase 15,000 shares at an exercise price of $.50 per share. The options are subject to an adjustment in the exercise price and number of shares to be issued based upon a formula, which includes the assumption that there will be a market for the Company's common stock, of which there can be no assurance (cashless exercise) at the option of the holder. The number of shares to be issued under this formula is computed by multiplying the number of shares for which the option is being exercised times the bid price of the common stock on the exercise date minus the exercise price and dividing the result by the bid price of the common stock. The number of option shares and exercise price is also subject to adjustment based on increases or decreases in the number of outstanding shares of common stock. The measurement date for the cashless exercise will be the date at which the conversion ration is known.

The Company accounts for stock-based compensation plans by applying APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations ("APB 25"). Under APB 25, because the exercise price of the Company's employee stock options approximates the market price of the underlying stock at the date of grant, no compensation cost is recognized.

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation, requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS 123. The fair value of the option grants is estimated on the date of grant utilizing the minimum value method with the following weighted average assumptions for grants during the year ended December 31, 2000 and the period ended December 31, 1999: expected life of options of 5 years, expected volatility of 0%, risk-free interest rate of 5.0% and no dividend yield. The weighted average fair value at the date of grant for options granted during the year ended December 31, 2000 and the period ended December 31, 1999 was $.00. These results may not be representative of those to be expected in future years.

Under the provisions of SFAS 123, the Company's net (loss) and (loss) per share would not have been effected.

A summary of stock option activity is as follows:

	Number of shares	Weighted-average exercise price	Weighted-average fair value
Granted at market value	15,000	$ .50	$ -
Balance at December 31, 1999	15,000	.50	-
Granted at below market value	-	-	
Granted at above market value	517,000	1.88	$ -
Granted at market value	-	. -	
Exercised	-	-	
Forfeited	-	-	
Balance at December 31, 2000	532,000	$1.84	

The following table summarizes information about fixed-price stock options at December 31, 2000:

	Outstanding			Exercisable	
Exercise Price	Number Outstanding	Weighted-Average Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$1.88	517,000	5 years	$1.88	8,333	$1.88
$ .50	15,000	5 years	$ .50	-	-

In conjunction with the notes described in Note 4 the Company issued 69,824 warrants to purchase common stock at $1.88 per share. These warrants expire in 2010 and 2011.

Common stock purchase warrant activity is as follows:

	Number of shares	Weighted-average exercise price
Balance at December 31, 1999	-	-
Granted	69,824	$1.88
Exercised	-	-
Forfeited	-	-
Balance at December 31, 2000	69,824	$1.88

The Company accounts for transactions with individuals other than employees in which goods or services are the consideration received for the issuance of equity instruments in accordance with the provisions of SFAS 123, based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Note 4. SHAREHOLDER ADVANCES

During the period from inception to December 31, 2000 one of the Company's founders and one of its officers made cash advances to the Company aggregating $135,000 and paid expenses on behalf of the Company aggregating $74,471. These advances are evidenced by convertible promissory notes due on demand and bearing interest at 12% per annum. The notes are convertible into the number of shares of common stock of the Company obtained by dividing the outstanding principal balance by the conversion price. The initial conversion price is $1.00 per share subject to adjustment for changes in the number of outstanding common shares of the Company. At December 31, 2000 $5,553 in unpaid interest related to these notes is included in accrued expenses.

In conjunction with the advances, the Company issued 69,824 warrants to purchase common stock at an exercise price of $1.88 per share. The warrants are subject to an adjustment in the exercise price and number of shares to be issued based upon a formula, which includes the assumption that there will be a market for the Company's common stock, of which there can be no assurance (cashless exercise) at the option of the holder. The number of shares to be issued under this formula is computed by multiplying the number of shares for which the option is being exercised times the bid price of the common stock on the exercise date minus the exercise price and dividing the result by the bid price of the common stock. The number of option shares and exercise price is also subject to adjustment based on increases or decreases in the number of outstanding shares of common stock. The measurement date for the cashless exercise will be the date at which the conversion ration is known.

Note 5. INCOME TAXES

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes", which requires use of the liability method. FAS 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

Income tax provision at the federal statutory rate	34 %.
Effect of operating losses	(34)%
	-

As of December 31, 2000, the Company has a net operating loss carryforward of approximately $1,400,000. This loss will be available to offset future taxable income. If not used, these carryforwards will expire in 2020. The deferred tax asset relating to the operating loss carryforward has been fully reserved at December 31, 2000.

Note 6. COMMITMENTS

License

During September 1999 the Company entered into a license agreement with Private Investor Reserves, LLC, an affiliated entity. (licensor) The agreement grants the Company an exclusive worldwide license to use the licensor's technology related to certain loans secured by mutual funds or other securities, restricted to non-banking entities, non broker-dealers and to individual consumers. The Company agreed to pay all future costs related to the development of the technology. The royalty for the use of the technology is $5.00 per loan during the year of origination and $1.50 for each subsequent year the loan is outstanding. These amounts are subject to increases based on increases in the Consumer Price Index. The royalty is subject to a minimum of $25,000 during the second year, $50,000 during the third year and $100,000 for each subsequent year. The term of the agreement is for five years with the Company having the right to renew for an additional five years with a $100,000 minimum royalty per year and for an additional seven years after the expiration of the initial renewal term with a $200,000 minimum royalty per year. At December 31, 2000 the royalty fee for the second year of $25,000 remained unpaid and is included in accounts payable – affiliates. The licensor has not indicated what actions it may take related to the non payment of the royalty.

Employment Contracts

During April and May 2000 the Company entered into employment contracts with four officers. The contracts commence beginning April 2000 and end through May 2004. The minimum annual payments required under the contracts are as follows:

Year Ended	Amount
December 31, 2000	$ 430,833
December 31, 2001	$ 466,667
December 31, 2002	$ 331,250
December 31, 2003	$ 300,000
December 31, 2004	$ 100,000

The contracts are subject to increases based on 110% of increases in the Consumer Price index and certain conditional bonus payments.

At December 31, 2000 $323,584 was accrued for unpaid salaries related to these contracts.

In conjunction with these contracts the employees were granted certain stock options as described in Note 3.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Beach, State of Florida on June 28, 2002.

Private Investor Reserves Corporation

By: ______________________________
David Jennings, Acting President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

______________________________ Date: June 28, 2002
David Jennings
Acting Chief Executive Officer
Director

______________________________ Date: June 28, 2002
James A. Brown
Chief Financial Officer
Controller

______________________________ Date: June 28, 2002
Carson H. Powers
Director

______________________________ Date: June 28, 2002
Christopher C. Flaesch
Director

PART III
EXHIBITS

Index

(2.1) Articles of Incorporation incorporate by reference to Regulation A filed October 5, 2001
(2.2) Certificate of Amendment incorporated by reference to Regulation A filed October 5, 2001
(2.3) Bylaws incorporated by reference to Regulation A filed October 5, 2001
(4) Subscription Agreement incorporated by reference to amendment 1 to Regulation A filed January 8, 2002
(4.1) Non-Employee Director Stock Option Plan incorporated by reference to amendment 1 to Regulation A filed January 8, 2002
(4.2) 2000 Employee Stock Option Plan incorporated by reference to amendment 1 to Regulation A filed January 8, 2002
(6) Escrow Agreement with Presidential Bank incorporated by reference to amendment 2 to Regulation A filed March 5, 2002
(6.1) Patent License Agreement with Private Investors Reserves, LLC incorporated by reference to amendment 1 to Regulation A filed January 8, 2002
(6.1a) First Amendment to Patent License Agreement incorporated by reference to amendment 2 to Regulation A filed March 5, 2002.
(6.1b) First Waiver of minimum royalties dated April 8, 2002 incorporated by reference to amendment 3 to Regulation A filed April 10, 2002
(6.2) Letter Agreement with Systems & Services Technologies, Inc. incorporated by reference to amendment 1 to Regulation A filed January 8, 2002
(6.3) Licensing and Agency Agreement with Presidential Bank incorporated by reference to amendment 1 to Regulation A filed January 8, 2002
(6.4) Employment Agreement with James A. Brown incorporated by reference to amendment 1 to Regulation A filed January 8, 2002
(6.5) Employment Agreement with Carson Powers incorporated by reference to amendment 1 to Regulation A filed January 8, 2002
(6.6) Employment Agreement with Steve Edelstein incorporated by reference to amendment 1 to Regulation A filed January 8, 2002
(6.7) Office Lease incorporated by reference to amendment 2 to Regulation A filed March 5, 2002
(10) Consent of Stark Winter Schenkein & Co., LLP
(11) Opinion re: Legality and Consent of Jody M. Walker Attorney-At-Law

STARK • WINTER • SCHENKEIN

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the use in this Registration Statement on Form 1-A of our report dated June 11, 2001 relating to the financial statements of Private Investor Reserves Corporation as of December 31, 2000 and the reference to our firm under the caption "Experts" in the registration statement.

Stark Winter Schenkein & Co., LLP

June 28, 2002
Denver, Colorado

STARK • WINTER • SCHENKEIN & CO., LLP • *Certified Public Accountants* • *Financial Consultants*

7535 EAST HAMPDEN AVENUE • SUITE 109 • DENVER, COLORADO 80231
PHONE: 303.694.6700 • FAX: 303.694.6761 • TOLL FREE: 888.766.3985 • WWW.SWSCPAS.COM

Jody M. Walker
Attorney At Law

7841 S. Garfield Way
Littleton, CO 80122

(303) 850-7637
Fax (303) 220-9902

June 28, 2002

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Dear Sirs:

Re: OPINION RE: LEGALITY AND CONSENT OF COUNSEL TO USE OF NAME IN THE OFFERING CIRCULAR ON FORM 1-A OF PRIVATE INVESTOR RESERVES CORP. AND ANY AMENDMENTS.

I am securities counsel for the above-mentioned company and I have prepared the offering statement on Form 1-A and any amendments. I hereby consent to the inclusion and reference of my name and to a discussion of the opinion in the offering circular and the reproduction of the opinion in an exhibit in the offering statement on Form 1-A and any amendments for Private Investor Reserves Corp.

It is my opinion that the securities of Private Investor Reserves Corp. which are exempt with the Securities and Exchange Commission pursuant to Form 1-A Offering Statement of Private Investor Reserves Corp. have been legally issued and will be, when sold, legally issued, fully paid and non-assessable.

Yours very truly,

Jody M. Walker

Jody M. Walker, Attorney-At-Law